Form 10-K405, Exhibit 13
period 1998-01-31
ULTIMATE ELECTRONICS INC
filed 1998-05-01
CIK 911626

                               SELECTED FINANCIAL DATA
                 (in thousands, except per share and operating data)

The following selected financial data for the five fiscal years ended
January 31, 1998 is derived from the audited consolidated financial statements of Ultimate Electronics, Inc. (the "Company"). Such consolidated financial statements were audited by Ernst & Young LLP, independent auditors, whose report with respect to fiscal years 1998, 1997 and 1996 appears elsewhere herein. The operating data for each fiscal year set forth below are derived from unaudited financial information. The selected financial data should be read in conjunction with the financial statements, the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                         YEAR ENDED JANUARY 31,
                                                                      ------------------------------------------------------------
        CONSOLIDATED INCOME STATEMENT DATA (1):                          1998         1997        1996         1995        1994
                                                                      ----------   ----------  ----------   ----------   ---------
Net sales                                                             $  306,306  $  261,154   $  251,807  $  165,069    $  88,158
Cost of goods sold                                                       223,464     191,903      184,343     120,588       63,536
                                                                      ----------   ----------  ----------   ----------   ---------

Gross profit                                                              82,842      69,251       67,464      44,481       24,622
Selling, general and administrative expenses                              78,621      64,786       59,525      36,276       20,610
                                                                      ----------   ----------  ----------   ----------   ---------

Income from operations                                                     4,221       4,465        7,939       8,205        4,012
Interest expense, net                                                      3,985       3,210        1,866         407          374
                                                                      ----------   ----------  ----------   ----------   ---------

Income before taxes and cumulative effect of change in accounting
  method                                                                     236       1,255        6,073       7,798        3,638
Income taxes                                                                  88         470        2,241       2,908          190
                                                                      ----------   ----------  ----------   ----------   ---------

Income before cumulative effect of change in accounting method               148         785        3,832       4,890        3,448
Cumulative effect of change in accounting for preopening expenses,
  net of taxes (2)                                                             -           -         (988)          -            -
                                                                      ----------   ----------  ----------   ----------   ---------

Net income                                                            $      148  $      785    $   2,844   $   4,890    $   3,448
                                                                      ----------   ----------  ----------   ----------   ---------
                                                                      ----------   ----------  ----------   ----------   ---------

Pro forma information:
  Historical income before taxes and cumulative effect of change in
    accounting method                                                                                       $   7,798    $   3,638
  Income taxes or charge in lieu of income taxes for S corporation (3)                                          2,908        1,355
                                                                                                            ----------   ---------
  Pro forma income before cumulative effect of change in
    accounting method                                                                                           4,890        2,283
  Pro forma effect of change in accounting method, net of taxes (2)                                              (678)        (278)
                                                                                                            ----------   ---------

  Pro forma net income                                                                                      $   4,212    $   2,005
                                                                                                            ----------   ---------
                                                                                                            ----------   ---------

Earnings per share before cumulative effect of change in accounting
  method (2,4)                                                        $        -  $        -    $    0.65   $       -    $       -
Earnings per share (4)                                                      0.02        0.11         0.48        0.88            -
Pro forma earnings per share (2,3,4)                                                                             0.76         0.48
Weighted average shares outstanding - Basic                                7,626       6,995        5,861       5,500        4,101
Weighted average shares outstanding - Diluted                              7,737       7,125        5,906       5,583        4,188

                 (in thousands, except per share and operating data)

                                                                                    JANUARY 31,
                                                     -------------------------------------------------------------------------
                                                         1998           1997           1996           1995           1994
                                                     ------------   ------------   ------------   ------------   -------------
     OPERATING DATA (1):
Number of stores open at end of period                         30             18             18             14             11
Inventory turns (5)                                           4.9            4.7            5.1            5.5            6.1
Average sales per store open during the entire
  period presented (6)                               $ 13,900,000   $ 13,906,000   $ 14,784,000   $ 12,808,000   $  8,358,000
Retail sales per weighted average square foot
  of selling space                                   $        745   $        905   $      1,185   $      1,336   $      1,067
Comparable store sales growth (7)                             (6%)          (16%)           (2%)           29%            24%


                                                                                    JANUARY 31,
                                                     -------------------------------------------------------------------------
                                                         1998           1997           1996           1995           1994
                                                     ------------   ------------   ------------   ------------   -------------
     CONSOLIDATED BALANCE SHEET DATA (1):
Working capital                                      $      5,578   $     27,868   $     30,995   $      4,061   $     15,694
Total assets                                              123,446        103,310        100,466         69,194         39,538
Long-term debt (8)                                         13,642         31,165         31,996              -              -
Capital lease obligations (8)                               2,050          1,007          1,295          3,120          2,930
Total stockholders' equity                                 44,721         41,703         40,918         25,611         20,721

     (1) On June 27, 1997, the Company completed a merger in which the Company acquired all of the outstanding shares of Audio King Corporation. The transaction was accounted for as a purchase, and as such, the results of operations since the acquisition date are included in the consolidated financial statements.

     (2) During fiscal 1996, the Company changed its accounting method for preopening expenses, resulting in a cumulative effect adjustment of ($0.17) per share, net of taxes. The income statement data includes certain pro forma adjustments for the years prior to fiscal 1996 to reflect this change in accounting method.

     (3) Prior to October 15, 1993, the Company was not subject to income taxes because of its S corporation status. The income statement data for fiscal 1994 includes certain pro forma adjustments to reflect a provision for income taxes as if the Company had been paying federal and state income taxes as a C corporation for the entire year.

     (4) Basic and diluted earnings per share as calculated under Statement No. 128 are identical for all periods presented - therefore, all references to earnings per share included in the selected financial data refer to both basic and diluted.

     (5)  Calculated based upon the average end-of-month inventory levels.

     (6)  Excludes warehouse sales.

     (7) Comparable store sales are for stores open at least 13 months and exclude recently relocated and expanded stores for 13 months after their completion date.

     (8)  Less current portions.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table is derived from the Company's consolidated statements of income for the periods indicated and presents the results of operations as a percentage of net sales.

                                                               PERCENTAGE OF NET SALES FOR THE
                                                                    YEARS ENDED JANUARY 31,
                                                            --------------------------------------
                                                                1998         1997         1996
                                                            ------------  ----------  ------------
               Net sales                                         100.0%      100.0%       100.0%
               Cost of goods sold                                 73.0        73.5         73.2
                                                            ------------  ----------  ------------
               Gross profit                                       27.0        26.5         26.8
               Selling, general and administrative expenses       25.6        24.8         23.6
                                                            ------------  ----------  ------------
               Income from operations                              1.4         1.7          3.2
               Interest expense, net                               1.3         1.2          0.8
                                                            ------------  ----------  ------------
               Income before taxes and accounting change           0.1         0.5          2.4
               Income taxes                                          -         0.2          0.9
                                                            ------------  ----------  ------------
               Pro forma net income                                0.1%        0.3%         1.5%
                                                            ------------  ----------  ------------
                                                            ------------  ----------  ------------


MERGER WITH AUDIO KING CORPORATION

On June 27, 1997, the Company completed a merger in which the Company acquired all of the outstanding shares of Audio King Corporation ("Audio King"). Audio King, a consumer specialty electronics company, operated 11 retail stores;
eight in Minnesota, two in Iowa and one in South Dakota. The purchase price consisted of $2.5 million in cash, 986,432 shares of Ultimate's common stock valued at $2.6 million, assumed debt of $7.2 million, and other expenses and severance costs of $1.2 million. The transaction was accounted for as a purchase, whereby the purchase price has been allocated to the acquired assets and liabilities based on estimated fair value at the acquisition date. The transaction resulted in the Company recording goodwill in the amount of $2.5 million, which is being amortized over a 10 year life. The results of operations since the acquisition date are included in the accompanying consolidated financial statements (see also unaudited pro forma information in Note 11 to the consolidated financial statements).

FISCAL 1998 COMPARED TO FISCAL 1997

For the year ended January 31, 1998, sales were $306.3 million, a 17% increase from sales of $261.2 million for the prior year. The increase in sales during fiscal 1998 was due primarily to the acquisition of Audio King. Comparable store sales decreased 6% for the year ended January 31, 1998 compared to a decrease of 16% in comparable store sales for the year ended January 31, 1997. The Company believes the decrease in comparable store sales over the past two years was due primarily to a sluggish retail environment for consumer electronics and increased competition in the Company's markets.

Gross profit in fiscal 1998 increased 20% to $82.8 million (27.0% of net sales) from $69.3 million (26.5% of net sales) in fiscal 1997. The slight increase in the gross profit percentage was due to a larger mix of higher margin product categories.

Selling, general and administrative expenses in fiscal 1998 increased 21% to $78.6 million (25.6% of net sales) from $64.8 million (24.8% of net sales) in fiscal 1997. The percentage increase in selling, general and administrative expenses was due primarily to higher fixed store expenses as a percentage of sales caused by lower comparable store sales, partially offset by the leverage gained through the increase in sales generated from the Audio King merger.

As a result of the foregoing, income from operations in fiscal 1998 decreased 5% to $4.2 million (1.4% of net sales) from $4.5 million (1.7% of net sales) in fiscal 1997.

Interest expense for fiscal 1998 increased to $4.0 million from $3.2 million in fiscal 1997 due to higher average amounts outstanding under the Company's revolving line of credit that was used for the Audio King acquisition, the remodeling of six Audio King stores and an additional store opening in Colorado in fiscal 1998. The Company's effective tax rate of 37.2% in fiscal 1998 decreased slightly from the 37.4% tax rate in fiscal 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

For the year ended January 31, 1997, sales were $261.2 million, a 4% increase from sales of $251.8 million for the same period in the prior year. The increase in sales during fiscal 1997 was due primarily to the opening of new stores in Utah, Idaho and Oklahoma since July 1995 and the relocation and expansion of three Colorado stores. Comparable store sales decreased 16% for the year ended January 31, 1997 compared to a decrease of 2% in comparable store sales for the year ended January 31, 1996. The decrease in comparable store sales from fiscal 1996 to fiscal 1997 was due primarily to a sluggish retail environment for consumer electronics and increased competition in the Company's markets.

Gross profit in fiscal 1997 increased 3% to $69.3 million (26.5% of net sales) from $67.5 million (26.8% of net sales) in fiscal 1996.

Selling, general and administrative expenses in fiscal 1997 increased 9% to $64.8 million (24.8% of net sales) from $59.5 million (23.6% of net sales) in fiscal 1996. The percentage increase in selling, general and administrative expenses was due primarily to increased advertising expenses that were incurred to establish the Company's name in the new markets it entered. In addition, depreciation, rent and property taxes increased in fiscal 1997 due to the number of stores with larger formats in operation for an entire year and the additional costs associated with the new warehouse, office, service and store facility (the "Thornton Facility").

As a result of the foregoing, income from operations in fiscal 1997 decreased 44% to $4.5 million (1.7% of net sales) from $7.9 million (3.2% of net sales) in fiscal 1996.

Interest expense for fiscal 1997 increased to $3.2 million from $1.9 million in fiscal 1996 due to higher average amounts outstanding under the Company's revolving line of credit that was used for new store expansion in fiscal 1997 and additional interest expense from the 10.25% First Mortgage Bonds due January 31, 2005 (the "Bonds") used for the construction of the Company's Thornton Facility. The Company's effective tax rate of 37.4% in fiscal 1997 increased slightly from the 36.9% tax rate in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's primary sources of liquidity for funding expansion and growth have been net cash from operations, revolving credit lines, term loans and issuance of common stock. The Company's initial public offering in October 1993 resulted in proceeds of $17.8 million (net of all offering costs). The Company completed a second offering of its common stock in November 1995 and received net proceeds of $12.5 million (net of all offering costs).

In March 1995, the Company received proceeds of $12.3 million (net of the underwriting discount and other associated costs) from the sale of $13.0 million aggregate principal amount of the Bonds. The proceeds of the Bond offering were used to fund a substantial portion of the construction of the Company's Thornton Facility. Interest on the Bonds accrues at the rate of 10.25% per year until maturity or earlier redemption and is payable on the last day of each month.
The Company is required to redeem $3.25 million aggregate principal amount of the Bonds annually (reduced to the extent of the bonds purchased or redeemed by the Company earlier) on January 31, 2002 and on January 31 of each of the three years thereafter, at a redemption price equal to par plus accrued interest to the date of redemption. The Bonds are not redeemable prior to March 31, 2000 and are secured by the Thornton Facility.

Net cash provided by operations was $9.4 million for fiscal 1998 compared to net cash provided by operations of $8.1 million for fiscal 1997. The increase in cash provided by operations over the past year was primarily the result of lower merchandise inventory levels partially offset by increased accounts receivable amounts (net of balances acquired).

During fiscal 1998, the Company acquired Audio King, increasing its operations to 29 stores in nine states. In May 1997, the Company replaced its Aurora, Colorado store with a larger format store in Englewood, Colorado. In August 1997, the Company opened a large format store in Lakewood, Colorado and in November 1997, completed the remodel of two Audio King stores and grand opened the stores under the name Ultimate Electronics. The Company also completed remodels of four of the Minneapolis Audio King stores to allow for increased selection in those stores in the key area of larger format television as well as other product categories.

The Company's primary capital requirements are directly related to expenditures for new store openings and the remodeling and upgrading of existing store locations. With the exception of the Thornton Facility, all stores are leased. In fiscal 1998, capital expenditures for new stores averaged $1.5 million per store (excluding preopening expenses averaging $125,000 per store) and expansion of existing stores averaged $200,000 per store.

The Company intends to continue its expansion into select metropolitan areas in the Rocky Mountain, Midwest and Southwest regions with its larger format stores. During fiscal 1999, the Company will be analyzing new store opportunities in existing markets to replace the Company's smaller locations. The Company expects to relocate and expand two to five of its locations within the next three years along with the possibility of adding new stores. At the present time, no firm commitments for relocated or new stores have been made. The Company currently anticipates these events to occur after fiscal 1999. The size of these future stores is anticipated to be approximately 24,000 to 36,000 square feet at a projected cost of $30 to $55 per square foot. The inventory requirement for the Company's new larger format stores averages approximately $2.0 million per store, approximately $1.0 million of which is financed through trade credit.

The Company executed its revolving line of credit agreement with Norwest Bank Colorado, N.A. on November 21, 1996. The agreement expires on September 30, 1998, at which time all outstanding principal borrowings become due. At January 31, 1998, amounts payable under the revolving line of credit agreement have been classified in the accompanying consolidated balance sheet as short term; however, management intends to renew or extend the existing credit agreement. Borrowings under the revolving line of credit are limited to the lesser of $35 million or 70% of eligible inventory. The highest amount outstanding during the term of this agreement was $35 million. Borrowings under this credit facility in the amount of $26.6 million were outstanding as of January 31, 1998. Borrowings are secured by accounts receivable, inventories and equipment. The Company was in compliance with the financial covenants, under the credit agreement, for all periods of fiscal year 1998.

The Company believes that its cash flow from operations and borrowings under existing and new credit facilities will be sufficient to fund the Company's operations for fiscal 1999 and debt repayment. The Company's existing credit agreement expires on September 30, 1998. There can be no assurance that the Company will be able to extend or renew its existing credit agreement on favorable terms, if at all, or be able to access additional funding sources.

To fund the capital requirements for its anticipated expansion plans beyond fiscal 1999, the Company may be required to seek additional financing, which may take the form of expansion of its existing credit facility, if extended or renewed, or possibly additional debt or equity financings. There can be no assurance that the Company will be able to obtain such funds on favorable terms, if at all.

SEASONALITY

The Company's business is affected by seasonal consumer buying patterns. As is the case with many other retailers, the Company's sales and profits have been greatest in the fourth quarter (which includes the holiday selling season). Operating results are dependent upon a number of factors, including discretionary consumer spending, which is affected by local, regional or national economic conditions affecting disposable consumer income, such as employment, business conditions, interest rates and taxation. The Company's quarterly results of operations may fluctuate significantly as a result of a number of factors, including the timing of new or relocated and expanded store openings and related expenses, the success of new stores and the impact of new stores on existing stores, among others. As the Company has opened additional stores or relocated and expanded stores within markets it already serves, sales at existing stores have been adversely affected. Such adverse effects may occur in the future. The Company's quarterly operating results also may be affected by increases in merchandise costs, price changes in response to competitive factors, new and increased competition, product availability and the costs associated with the opening of new stores.

IMPACT OF INFLATION

The Company believes, because of competition among manufacturers and technological changes in the consumer electronics industry, inflation has not had a significant effect on results of operations.

YEAR 2000 ISSUE

Until recently most computer programs were written to store only two digits of date related information in order to more efficiently handle and store data. As a result these programs were unable to properly distinguish between dates occurring in the year 1900 and dates occurring in the year 2000. This is referred to as the "Year 2000 Issue". During fiscal 1998, the Company has begun to review all applications to evaluate the Company's exposure to the Year 2000 Issue. Management does not believe the Company will have to modify or replace any significant portion of its computer applications in order for its computer systems to function properly with respect to dates in the year 2000 and thereafter. In addition, the Company is coordinating with significant third party entities with which it does business to address potential year 2000 issues in order to minimize the potential adverse consequences, if any, that could result from failure of such entities to address this issue.

NEW ACCOUNTING PRONOUNCEMENTS

The Company will adopt Statements of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segment Reporting of an Enterprise and Related Information" in fiscal 1999. Although the Company has not completed its review of these standards, management does not believe these pronouncements will have a significant impact on the Company's consolidated financial statements when implemented.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in the Annual Report are forward-looking statements that involve risks and uncertainties. Such forward-looking statements include statements regarding the expected increase in consumer electronics spending and new product offerings; management plans to continue emphasis on value added customer services, pursue core product categories and continue marketing and expansion of the offering of more fully featured, higher margin products to enhance differentiation and margins; positive market response expected in fiscal 1999 of digital technologies across all product categories; the ability of certain products to stimulate additional interest in the Company's products; the sales opportunities that digital products are expected to provide; expectations that the Company can increase its market share, that demand will build for new "non-commodity" product offerings and core categories and that digital television will be introduced in the Company's markets in late 1998 and into 1999; the future focus of marketing efforts on mobile installation services; the positioning of the Company to become a leader in digital camcorders and digital cameras; the Company's intention to continue its expansion and relocation of existing stores; the ability to renew or extend the credit facility, to comply with credit agreement covenants for all periods of fiscal 1999, and to access external funding sources; and the estimate of the Company's exposure relating to the Year 2000 Issue. Reference is made to the Company's Annual Report on Form 10-K wherein the Company has identified important factors that could cause actual results to differ materially from those contemplated by the statements made herein.

                          CONSOLIDATED STATEMENTS OF INCOME
                      (amounts in thousands, except share data)


                                                                                                         YEAR ENDED JANUARY 31,
                                                                                                   --------------------------------
                                                                                                     1998        1997       1996
                                                                                                   ---------  ---------  ----------
NET SALES                                                                                          $306,306   $261,154    $251,807

Cost of goods sold                                                                                  223,464    191,903     184,343
                                                                                                   ---------  ---------  ----------
GROSS PROFIT                                                                                         82,842     69,251      67,464

Selling, general and administrative expenses                                                         78,621     64,786      59,525
                                                                                                   ---------  ---------  ----------
INCOME FROM OPERATIONS                                                                                4,221      4,465       7,939
Interest expense, net                                                                                 3,985      3,210       1,866
                                                                                                   ---------  ---------  ----------
Income before taxes and cumulative effect of change in accounting method                                236      1,255       6,073
Income taxes                                                                                             88        470       2,241
                                                                                                   ---------  ---------  ----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING METHOD                                          148        785       3,832

Cumulative effect of change in accounting for preopening expenses, net of taxes                           -          -        (988)
                                                                                                   ---------  ---------  ----------
NET INCOME                                                                                         $    148   $    785   $   2,844
                                                                                                   ---------  ---------  ----------
                                                                                                   ---------  ---------  ----------

EARNINGS PER SHARE (BASIC AND DILUTED) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING METHOD                              $  .65
Cumulative effect of change in accounting for preopening expenses, net of taxes (basic and diluted)                           (.17)
                                                                                                                         ----------

EARNINGS PER SHARE - BASIC AND DILUTED                                                               $  .02     $  .11      $  .48
Weighted average shares outstanding - Basic                                                           7,626      6,995       5,861
Weighted average shares outstanding - Diluted                                                         7,737      7,125       5,906


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            CONSOLIDATED BALANCE SHEETS
                      (amounts in thousands, except share data)


                                                              JANUARY 31,
                                                        ----------------------
                                                           1998         1997
                                                        ---------    ---------
ASSETS:

CURRENT ASSETS:
  Cash and cash equivalents                              $  2,006     $    764
  Accounts receivable                                      19,826       13,788
  Merchandise inventories                                  43,908       41,414
  Prepaid expenses and other                                1,362          642
                                                        ---------    ---------
TOTAL CURRENT ASSETS                                       67,102       56,608

Property and equipment, at cost:
  Furniture, fixtures and equipment                        23,907       18,462
  Leasehold improvements                                   22,219       16,320
  Autos and trucks                                            356          349
  Land and buildings                                       17,773       17,773
  Construction-in-progress                                      5          632
                                                        ---------    ---------
                                                           64,260       53,536
Less accumulated depreciation                              13,405        8,904
                                                        ---------    ---------
                                                           50,855       44,632

Property under capital leases, including
  related parties, net                                      2,068        1,019

Goodwill, net                                               2,385           -
Other assets                                                1,036        1,051
                                                        ---------    ---------
TOTAL ASSETS                                             $123,446     $103,310
                                                        ---------    ---------
                                                        ---------    ---------

                                                              JANUARY 31,
                                                        -----------------------
                                                           1998         1997
                                                        ----------    ---------
LIABILITIES AND
STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:                                     $ 26,564     $     -
  Revolving line of credit                                 25,550       21,651
  Accounts payable                                          8,807        6,257
  Accrued liabilities                                         286          262
  Current portion of term loans
  Current portion of capital lease obligations,
       including related parties                              317          287
  Deferred tax liability                                        -          283
                                                        ----------    ---------

TOTAL CURRENT LIABILITIES                                  61,524       28,740

Revolving line of credit                                        -       17,237
Term loans, less current portion                              642          928
Bonds payable                                              13,000       13,000
Capital lease obligations, including related
  parties, less current portion                             2,049        1,007
Deferred tax liability                                      1,510          695
                                                        ----------    ---------

TOTAL LIABILITIES                                          78,725       61,607
Commitments

STOCKHOLDERS' EQUITY :
  Preferred stock, par value $.01 per share
       Authorized shares - 10,000,000
       No shares issued and outstanding                         -            -
  Common stock, par value $.01 per share
       Authorized shares - 10,000,000
       Issued and outstanding shares, 8,139,548 and
       6,995,000 at January 31, 1998 and 1997                  81           70
  Additional paid-in capital                               33,868       31,009
  Retained earnings                                        10,772       10,624
                                                        ----------    ---------

TOTAL STOCKHOLDERS' EQUITY                                 44,721       41,703
                                                        ----------    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $123,446     $103,310
                                                        ----------    ---------
                                                        ----------    ---------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (amounts in thousands, except share data)

                                                          COMMON STOCK                 ADDITIONAL
                                                --------------------------------        PAID-IN          RETAINED
                                                   SHARES             AMOUNT            CAPITAL          EARNINGS           TOTAL
                                                -------------     --------------     --------------   --------------    ------------
BALANCES, JANUARY 31, 1995                        5,500,000         $       55        $    18,561      $     6,995       $   25,611
   Proceeds from issuance of common stock,
      net of offering costs                       1,495,000                 15             12,448                            12,463
   Net income                                                                                                2,844            2,844
                                                -------------     --------------     --------------   --------------    ------------
BALANCES, JANUARY 31, 1996                        6,995,000                 70             31,009            9,839           40,918
   Net income                                                                                                  785              785
                                                -------------     --------------     --------------   --------------    ------------
BALANCES, JANUARY 31, 1997                        6,995,000                 70             31,009           10,624           41,703
   Acquisition of Audio King, net of
    registration fees                               986,432                 10              2,562                             2,572
   Exercise of stock options                        158,116                  1                297                               298
   Net income                                                                                                  148              148
                                                -------------     --------------     --------------   --------------    ------------
BALANCES, JANUARY 31, 1998                        8,139,548         $       81        $    33,868      $    10,772       $   44,721
                                                -------------     --------------     --------------   --------------    ------------
                                                -------------     --------------     --------------   --------------    ------------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (amounts in thousands)

                                                                                                    YEAR ENDED JANUARY  31,
                                                                                        ----------------------------------------
                                                                                           1998           1997           1996
                                                                                        ----------     ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                              $     148      $     785      $   2,844
Adjustments to reconcile net income to net cash provided
   by (used in) operating activities:
     Cumulative effect of change in accounting method (net of taxes)                            -              -            988
     Depreciation and amortization                                                          5,550          4,449          3,425
     Deferred tax expense                                                                     502            573            597
     Changes in operating assets and liabilities:
     Accounts receivable                                                                   (4,705)         2,618         (5,649)
  Merchandise inventories                                                                   6,178         (3,361)        (9,127)
  Prepaid expenses and other                                                                 (328)           243              6
  Other assets                                                                              1,104             44           (795)
  Accounts payable and accrued liabilities                                                    903          2,773         (2,982)
                                                                                        ----------     ----------     ----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                         9,352          8,124        (10,693)


CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                                        (6,159)        (7,314)       (27,342)
Acquisition of Audio King, net of cash acquired                                            (3,857)             -              -
                                                                                        ----------     ----------     ----------
NET CASH USED IN INVESTING ACTIVITIES                                                     (10,016)        (7,314)       (27,342)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit agreement                                               321,689         72,227         61,600
Repayments under revolving credit agreement                                              (319,532)       (72,990)       (55,100)
Proceeds from bonds payable                                                                     -              -         13,000
Proceeds from sale/leaseback of property and equipment                                          -              -          5,614
Proceeds from term loans                                                                        -            225          1,211
Principal payments on term loans and capital lease obligations                               (549)          (487)        (2,012)
Proceeds from issuance of common stock, net                                                     -              -         12,463
Proceeds from exercise of stock options                                                       298              -              -
                                                                                        ----------     ----------     ----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                         1,906         (1,025)        36,776
                                                                                        ----------     ----------     ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        1,242           (215)        (1,259)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                              764            979          2,238
                                                                                        ----------     ----------     ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                              $   2,006      $     764      $     979
                                                                                        ----------     ----------     ----------
                                                                                        ----------     ----------     ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the year for:
       Interest                                                                          $  3,892       $  3,210       $  2,033
       Income taxes                                                                             -            353          2,248



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

1.   SIGNIFICANT ACCOUNTING POLICIES

     BACKGROUND
     Ultimate Electronics, Inc. is a consumer electronics retailer engaged in selling a wide range of audio and video components and home office equipment. As discussed further in Note 11, on June 27, 1997, the Company, through its principal subsidiary Ultimate AKquisition Corp., completed a merger, accounted for as a purchase, in which the Company acquired all of the outstanding shares of Audio King Corporation. Audio King, a consumer specialty electronics company, operated 11 retail stores; eight in Minnesota, two in Iowa and one in South Dakota. The Company currently operates thirty stores, including ten stores in Colorado under the trade name SoundTrack, eleven stores in Idaho, Iowa, Nevada, New Mexico, Oklahoma, and Utah under the trade name Ultimate Electronics and nine stores in Minnesota and South Dakota under the trade name Audio King.

     PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of all subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS
     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     INVENTORIES
     The Company states merchandise inventories at the lower of cost (weighted average cost) or market.

     DEPRECIATION AND AMORTIZATION
     Depreciation is provided principally using the straight-line method based upon the following useful lives:

          Furniture, fixtures and equipment            5 - 7 years
          Leasehold improvements                       7 - 20 years
          Autos and trucks                             5 years
          Property under capital leases                5 - 15 years
          Buildings                                    30 years

     CAPITALIZED INTEREST
     For the fiscal years ended January 31, 1998, 1997 and 1996, the Company capitalized interest of $52,000, $160,000, and $900,000 respectively, associated with the construction of new stores, remodeled stores and the Thornton Facility.

     ACCRUED LIABILITIES (in thousands)
     Accrued liabilities are comprised of the following:

                                                    JANUARY 31,
                                             --------------------------
                                                1998           1997
                                             -----------    -----------
          Compensation                         $  3,007       $  1,993
          Sales taxes                             1,803            965
          Customer deposits                       2,363          1,635
          Other                                   1,634          1,664
                                             -----------    -----------

          Total                                $  8,807       $  6,257
                                             -----------    -----------
                                             -----------    -----------

     REVENUE RECOGNITION
     Revenue is recognized at the time the customer takes possession of the merchandise or such merchandise is delivered to the customer. Net sales, which includes warranty revenue, consists of gross sales less discounts, price guarantees, returns and allowances. The Company grants credit to customers through independent, third-party finance companies, which companies assume the credit risk for the collection of the related accounts receivable. When free interest promotions are offered by the Company, a fee is normally paid by the Company at the time of the transaction. This fee ranges between 1% and 6% of the amount financed by the customer.

     DEFERRED REVENUE AND COMMISSIONS
     The Company sells extended warranty contracts on behalf of an unrelated party. The contracts extend beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between 12 and 60 months. Extended warranty contracts are accounted for in accordance with FASB Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts."

     All revenue and direct costs, principally sales commissions, from the sale of the Company's own extended warranty contracts sold prior to fiscal 1994 have been deferred and amortized on a straight-line basis over the life of the contracts. All other costs, including the cost of repairs, are charged to expense as incurred.

     ADVERTISING COSTS AND COOPERATIVE REVENUE
     In accordance with AICPA Statement of Position 93-7, "Reporting on Advertising Costs," all advertising costs are deferred until the first time the advertising takes place. In addition, the Company accrues rebates based upon varying percentages of inventory purchases and records such amounts as a reduction of advertising expense. The Company also deducts amounts for cooperative advertising directly from payment to manufacturers for inventory purchases based on individual agreements with the Company's manufacturers. Net advertising expense charged to operations was $5,476,000, $5,485,000 and $3,924,000 for the years ended January 31, 1998,
     1997 and 1996, respectively.

     LONG LIVED ASSETS
     In March, 1995 the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which required impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted the provisions of SFAS 121 in the first quarter of fiscal 1997, with no material effect to its financial statements.

     EARNINGS PER SHARE OF COMMON STOCK
     In 1997, the FASB issued Statement No. 128, "Earnings per Share" (SFAS
     128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The calculation of weighted average shares outstanding - diluted for the fiscal years ending January 31, 1998, 1997, and 1996 include 111,267, 130,472 and 45,321 outstanding shares to give effect to the potential exercise of options under the Company's stock option plans, respectively.

     FAIR VALUE OF FINANCIAL INSTRUMENTS
     The Company's financial instruments, including cash, accounts receivable, revolving line of credit and other long-term debt, have fair values which approximate their recorded values as the financial instruments are either short term in nature or carry interest rates which approximate market rates except bonds payable, which are trading at 96% of face value at January
     31, 1998.

     NEW ACCOUNTING STANDARDS
     During 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In addition, this Statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from the retained earnings and additional paid in capital in the equity section of a statement of financial position. The Statement is effective for fiscal years beginning after December 15, 1997. Management believes there will be no impact on the Company's financial position or results of operations as a result of adopting this Statement.

     During 1997, the FASB issued Statement No. 131, "Disclosures about Segment Reporting of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. This Statement is effective for fiscal years beginning after December 15, 1997. Management does not expect any significant changes as a result of adopting this Statement.

2.  PUBLIC STOCK OFFERINGS

     On October 15, 1993, the Company completed an initial public offering (the "Offering") for the sale of 2,300,000 shares of common stock (including underwriters overallotment of 300,000 shares) at the Offering price of $8.50 per share. The Company received proceeds from the Offering of $17,805,000, net of all offering costs. From the proceeds of the Offering, the Company made an S corporation distribution of $3,250,000 to the Company's principal Stockholders prior to the Offering.

     On November 1, 1995, the Company completed a second public offering (the "Second Offering") for the sale of 1,495,000 shares of common stock (including underwriters overallotment of 195,000 shares) at the Second Offering price of $9.00 per share. The Company received proceeds from the Second Offering of $12,463,000, net of all offering costs. The proceeds from the Second Offering were used by the Company to reduce amounts outstanding under its revolving line of credit.


3.   REVOLVING LINE OF CREDIT AGREEMENT AND TERM LOANS

     On November 21, 1996, the Company amended the terms of its revolving line of credit agreement with Norwest Bank Colorado, N.A. Under the amended terms, borrowings on the revolving line of credit are limited to the lesser of $35,000,000 or 70% of merchandise inventory. The agreement expires on September 30, 1998, at which time all outstanding principal borrowings are due. However, management intends to renew or extend the existing credit agreement. Borrowings bear interest, which are payable monthly, based on a blend of LIBOR plus 3.05% (weighted average of 8.99% at January 31, 1998) or the bank's prime rate plus .05% (8.5% at January 31,
     1998). Amounts outstanding under the agreement were $26.6 million as of January 31, 1998. Borrowings are secured by accounts receivable, inventories and equipment. A commitment fee of .125% per annum is payable, monthly in arrears, on the difference between the commitment and the daily average sum of the aggregate outstanding principal balance of the borrowings.

     Under the provisions of the $35,000,000 revolving line of credit agreement discussed above, subject to amendments, the Company is required, among other things, to maintain a current ratio, a minimum net worth and to meet certain working capital and liabilities to tangible net worth ratios, and a maximum ratio of funded debt to earnings before interest, taxes, depreciation and amortization through the expiration of the agreement. The Company was in compliance with the financial covenants, under the credit agreement, for all periods of fiscal year 1998.

     The Company has four Commercial Promissory Notes and Security agreements with Colorado National Leasing, Inc. Borrowings under the loans, less current portions, totaled $642,000 at January 31, 1998 and $928,000 at January 31, 1997. Each loan is secured by warehouse equipment and office furniture, and interest rates on the loans range from 8.52% to 8.57%. As of January 31, 1998, the aggregate maturities of the term loans, including the current portion, are as follows:

     FISCAL YEAR ENDED JANUARY 31,
                    1999          $   286,000
                    2000              311,000
                    2001              312,000
                    2002               19,000
                                  -----------
                                  $   928,000
                                  -----------
                                  -----------

4.   BONDS PAYABLE

     On March 23, 1995, the Company completed an offering for the sale of $13,000,000 aggregate principal amount of Bonds. Interest on the Bonds accrues at the rate of 10.25% per year until maturity or earlier redemption and is payable on the last day of each month. The Company is required to redeem $3.25 million aggregate principal amount of the Bonds annually (reduced to the extent of the Bonds purchased or redeemed by the Company earlier) on January 31, 2002 and on January 31 of each of the three years thereafter, at a redemption price equal to par plus accrued interest to the date of redemption. The Bonds are redeemable by the Company at any time after March 31, 2000. The Bonds are full recourse obligations of the Company and are secured by, among other things, a first priority lien on the Company's real property, including all facilities and fixtures thereon, located at the Thornton Facility. The purchase, construction and development of the property was financed in part by the net proceeds of the Bonds.

5.   PREOPENING EXPENSES

     In the fourth quarter of fiscal 1996, the Company changed its method of accounting for preopening expenses. With this change, which has been recorded as if it occurred at the beginning of fiscal 1996, the Company expenses preopening costs as incurred rather than capitalizing such costs and amortizing them over twelve months for a store and six months for a remodeled store. The Company believes this method is preferable because it results in a more conservative presentation of financial position and results of operations and is a more prevalent practice among other companies in its industry. This method resulted in a charge to income of $988,000, net of $577,000 for income taxes, or 17 cents per share for the year ended January 31, 1996.

     The effect of this accounting change was to increase net income before the cumulative effect of the change in accounting method by $141,000 and earnings per share by $.02 for fiscal year 1996.

6.   STOCK OPTION AND STOCKHOLDER RIGHTS PLANS

     STOCK OPTION PLAN
     Under the terms of the Company's original stock option plan (the "Plan"), the Company granted to officers, employees and consultants awards of options to purchase shares of common stock and other types of awards. The Plan provided for the authorization of 900,000 shares of common stock. Under the terms of the nonemployee directors' stock option plan (the "Directors' Plan"), the Company granted to nonemployee directors awards of stock options. The Directors' Plan provided for the initial authorization of 20,000 shares of common stock. Each nonemployee director received options to purchase 2,000 shares of common stock effective February 1 of each year, which options were exercisable one year from the date of grant. On January 31, 1998, options to purchase 16,000 shares of common stock were outstanding of which 12,000 are exercisable. On January 31, 1997, the Compensation Committee repriced all employee options at the exercise price of $3.00 (the Chairman of the Boards' options were repriced to $3.30) with the original vesting schedule. The market value of the underlying common stock was $3.00 on January 31, 1997. The number of options held by the executive officers was reduced from 490,000 to 322,600 in exchange for the repriced options.

     In June 1997, at the Company's Annual Meeting, the Company's shareholders approved a new stock option plan known as the "Equity Incentive Plan" (the "New Plan") which replaced both the original Plan and the Directors' Plan. Grants issued under the Plan and the Directors' Plan continue to be exercisable according to the prospectus of the plans but no additional grants can be issued from those plans. The New Plan made available 750,000 shares to be awarded to employees and nonemployee directors. A disinterested compensation committee of the Board of Directors continues to determine the persons to whom employee awards are granted, the type of award granted, the number of shares granted, the vesting schedule and the term of any option (which cannot exceed ten years). The exercise price for incentive stock options for employees and non-qualified options for outside directors is the market value of the underlying common stock at the date of grant. Options issued to the Chairman of the Board are at an exercise price of 110% of market value of the underlying common stock at the date of grant. During fiscal 1998, 482,450 options were granted from the New Plan, of which 180,250 grants were issued for converted Audio King employee grants at the same conversion rate of the Audio King stock at the time of the acquisition. The price of these converted options were between $1.07 and $2.69 of which 156,450 options were subsequently exercised during fiscal 1998. The options available for grant at January 31, 1998 include only the options available under the New Plan.

     Changes in the Plan and the New Plan options outstanding (and option exercise prices for such options) are as follows:

                                                        YEAR ENDED JANUARY 31,
                                                       -------------------------
                                                        1998     1997     1996
                                                       -------  -------  -------
Options outstanding at beginning of year               404,850  480,000  447,000
Granted ($1.07 to $12.875)                             572,450   95,000   60,000
Canceled ($6.6875 to $12.875)                              500  170,150   27,000

Exercised  ($1.07 to $3.00)                            158,116        -        -
                                                       -------  -------  -------
Options outstanding at end of year                     818,684  404,850  480,000
                                                       -------  -------  -------
                                                       -------  -------  -------
Options exercisable at end of year                     221,370  118,042  121,250
                                                       -------  -------  -------
                                                       -------  -------  -------
Options available for grant at end of year             267,550  495,150  220,000
                                                       -------  -------  -------
                                                       -------  -------  -------

     The weighted average exercise price of options outstanding at January 31, 1998, 1997 and 1996 was $3.09, $3.01, and $9.96, respectively. The weighted average contractual life of the options outstanding at January 31, 1998, 1997, and 1996 was 6.5, 6.0, and 8.5 years, respectively.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to January 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant or the date of repricing using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.73%; a dividend yield of 0%; volatility factors of the expected market price of the Company's common stock for fiscal years 1998, 1997 and 1996, respectively, of .609, .573 and .436, and a weighted-average expected life of the options of 5 years. The weighted average fair value of stock options granted during January 31, 1998, 1997 and 1996 was $1.85, $3.36 and $6.30, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

     The Company's pro forma information follows:

                                             YEAR ENDED JANUARY 31,
                                    ------------------------------------------
                                        1998           1997           1996
                                    ------------    ----------    ------------
     Pro forma net income (loss)    $  (245,000)    $  688,000    $  2,805,000
     Pro forma earnings (loss)
       per share - Basic            $     (0.03)    $     0.10    $       0.47

     Because the Statement No. 123 method of accounting has not been applied to options granted prior to February 1, 1995, the resulting pro forma net income (loss) may not be representative of that to be expected in future years.

     STOCKHOLDER RIGHTS PLAN
     On January 31, 1995, the Company declared a dividend of one right to purchase preferred stock (a "Right") for each outstanding share of common stock to stockholders of record at the close of business on February 10, 1995. Each share of subsequently issued common stock will also incorporate one Right. The Rights will expire on February 10, 2005. Each Right will entitle stockholders, in certain circumstances, to buy one-hundredth of a newly issued share of Series A Junior Participating Preferred Stock (the "Junior Preferred Stock") of the Company at the initial purchase price of $75.00 per share.

     The Rights will be exercisable and transferable apart from the common stock only if a person or group (other than certain exempt persons) acquires beneficial ownership of 15% or more of the common stock or commences a tender or exchange offer upon consummation of which such person of group would beneficially own 15% or more of the common stock.

     The Company will generally be entitled to redeem the Rights at $.001 per Right at any time until a person or group (other than certain exempt persons) has become the beneficial owner of 15% or more of the common stock. Under the Rights "flip-in" feature, if any such person or group becomes the beneficial owner of 15% or more of the common stock, then each Right not owned by such person or group of certain related parties will entitle its holder to purchase, at the Right's then current purchase price, shares of common stock (or in certain circumstances as determined by the Company's Board, cash, other property or other securities) having a value of twice the Right's purchase price.

     Under the Rights "flip-over" provision, if, after any other person or group (other than certain exempt persons) becomes the beneficial owner of 15% or more of the common stock, the Company is involved in a merger or other business combination transaction with another person, or sells 25% or more of its assets or earning power in one or more transactions, each Right will entitle its holder to purchase, at the Right's then current purchase price, shares of common stock of such other person having a value of twice the Right's purchase price.

     The Junior Preferred Stock will not be redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to all other series of the Company's preferred stock. Each share of Junior Preferred Stock will represent the right to receive, when and if declared, a quarterly dividend at an annual rate equal to the greater of $1.00 per share or 100 times the quarterly per share cash dividends declared on the common stock during the immediately preceding fiscal year. In addition, each share of Junior Preferred Stock will represent the right to receive 100 times any noncash dividends (other than dividends payable in common stock) declared on the common stock, in like kind. In the event of the liquidation, dissolution, or winding up of the Company, each share of Junior Preferred Stock will represent the right to receive a liquidation payment in an amount equal to the greater of $1.00 per share or 100 times the liquidation payment made per share of common stock.

     Each share of Junior Preferred Stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation, or other transaction in which common shares are exchanged, each share of Junior Preferred Stock represents the right to receive 100 times the amount received per share of common stock. The rights of the Junior Preferred Stock as to dividends, liquidation, voting rights and merger participation are protected by anti-dilution provisions.

7.   PROVISION (BENEFIT) FOR INCOME TAXES (in thousands)

     Under the liability method of accounting for income taxes as prescribed by FASB Statement No. 109, "Accounting for Income Taxes", deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the provision (benefit) for income taxes as of January 31, 1998, 1997 and 1996 are as follows:




                                 CURRENT          DEFERRED            TOTAL
                              -------------      -----------      ------------
     JANUARY 31, 1998
        Federal               $       (363)      $       439      $         76
        State                          (51)               63                12
                              -------------      -----------      ------------
        Total                 $       (414)      $       502      $         88
                              -------------      -----------      ------------
                              -------------      -----------      ------------
     JANUARY 31, 1997
        Federal               $        (90)      $       501      $        411
        State                          (13)               72                59
                              -------------      -----------      ------------
        Total                 $       (103)      $       573      $        470
                              -------------      -----------      ------------
                              -------------      -----------      ------------
     JANUARY 31, 1996
        Federal               $      1,453       $       528      $      1,981
        State                          191                69               260
                              -------------      -----------      ------------
        Total                 $      1,644       $       597      $      2,241
                              -------------      -----------      ------------
                              -------------      -----------      ------------

     The following is a reconciliation of the provision (benefit) for income taxes to the federal statutory rate for the years ended January 31, 1998, 1997 and 1996:

                                                YEAR ENDED JANUARY 31,
                                      -----------------------------------------
                                         1998            1997            1996
                                      ---------        --------        --------
     Income taxes at the federal
       statutory rate                 $      80        $    427        $  2,065
     State income taxes, net of
       federal benefit                        8              41             172
     Other                                    -               2               4
                                      ---------        --------        --------
     Provision for income taxes       $      88        $    470        $  2,241
                                      ---------        --------        --------
                                      ---------        --------        --------

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at January 31, 1998 and 1997 are as follows:

                                           JANUARY 31,
                                    -------------------------
                                       1998           1997
                                    ----------     ----------
     Deferred tax assets:
       Accrued liabilities          $     380      $     260
       Valuation reserves                 240            207
       Uniform capitalization              80             80
       Capital leases                      80             90
                                    ----------     ----------
                                          780            637
     Deferred tax liabilities:
       Volume/cash discounts             (670)          (560)
       Purchase incentives               (690)             -
       Co-op advertising                    -           (270)
       LIFO deferral                        -            (40)
       Depreciation and amortization     (900)          (745)
                                    ----------     ----------
                                       (2,260)        (1,615)
                                    ----------     ----------
     Net deferred tax liability     $  (1,480)     $    (978)
                                    ----------     ----------
                                    ----------     ----------

8.   LEASES

     OPERATING LEASES
     The Company leases retail stores under agreements which expire at various dates through 2017. Several leases contain escalation clauses and/or options to renew at negotiated or specified minimum lease payments for periods ranging from one to 30 years beyond the initial noncancelable lease terms. Total rent expense charged to operations was $6,132,000, $4,119,000 and $3,186,000 for the years ended January 31, 1998, 1997 and 1996, respectively.

     In May 1995, the Company completed a sale/leaseback transaction with Cirque Property L.L.C. for $5.6 million for a store and adjacent retail space located in Las Vegas, Nevada.

     CAPITAL LEASES, INCLUDING RELATED PARTY LEASES (IN THOUSANDS) The following property is held under capital leases:

                                                           JANUARY 31,
                                                   -------------------------
                                                      1998            1997
                                                   ----------     ----------
     Buildings and improvements                    $   2,877      $   1,520
     Computer equipment                                  711            711
                                                   ----------     ----------
                                                       3,588          2,231
     Less accumulated depreciation                     1,520          1,212
                                                   ----------     ----------
                                                    $  2,068       $  1,019
                                                   ----------     ----------
                                                   ----------     ----------

     The Company leases two retail stores under capital lease agreements with two principal stockholders of the Company. The lease agreements for the two retail stores provide for annual rent increases over the initial noncancelable lease terms. Total rental payments to related parties under these leases were $257,000, $250,000 and $244,000 for the years ended January 31, 1998, 1997 and 1996, respectively. The Company had a lease for its office and service center with the two principal stockholders of the Company which was terminated on January 31, 1996. Rental payments under this lease were $401,000 for the year ended January 31, 1996. The aggregate minimum annual rental commitments as of January 31, 1998 are as follows (in thousands):

                                                    OPERATING        CAPITAL
     FISCAL YEAR ENDED JANUARY 31,                   LEASES           LEASES
     -----------------------------                -----------------------------
          1999                                    $    7,235       $      602
          2000                                         7,184              466
          2001                                         7,266              333
          2002                                         7,374              347
          2003                                         7,143              352
          2004 - 2017                                 69,867            2,979
                                                  -----------------------------

     Total minimum lease payments                 $  106,069            5,079
                                                  -----------
                                                  -----------
     Less amount representing interest                                  2,713
                                                                   -----------
     Present value of net minimum lease
        payments                                                        2,366
     Less portion due within one year                                     317
                                                                   -----------
     Long term capital lease obligations                             $  2,049
                                                                   -----------
                                                                   -----------

9.   EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) Savings Plan for the benefit of substantially all employees. The Plan provides for both employee and employer contributions. The Company matches 25% of the employee's contribution limited to 1.5% of the employee's annual compensation and subject to limitations set annually by the Internal Revenue Service. The Company's contributions were $268,000, $235,000 and $173,000 for the years ended January 31, 1998, 1997 and 1996, respectively.

10.  QUARTERLY FINANCIAL DATA (unaudited)

                                                                      THREE MONTHS ENDED
                                                  --------------------------------------------------------
                                                     APRIL          JULY          OCTOBER        JANUARY
                                                      30,            31,            31,            31,
                                                  -----------    -----------    -----------    -----------
                                                            (in thousands, except per share data)
   FISCAL 1998
   Net sales                                       $  55,508      $  61,944      $  81,990      $ 106,864
   Gross profit                                       14,450         16,914         22,850         28,628
   Income from operations                                290            299            927          2,705
   Net income (loss)                                    (311)          (422)          (115)           996
   Earnings (loss) per share - Basic                    (.04)          (.06)          (.01)           .12
   Earnings (loss) per share - Diluted                   n/a            n/a            n/a            .12


   FISCAL 1997
   Net sales                                       $  59,615      $  57,144      $  60,772      $  83,623
   Gross profit                                       14,901         15,734         16,304         22,312
   Income (loss) from operations                        (293)         1,141          1,143          2,474
   Net income (loss)                                    (653)           180            190          1,068
   Earnings (loss) per share - Basic                    (.09)           .03            .03            .15
   Earnings (loss) per share - Diluted                   n/a            .03            .03            .15

11.  MERGER

     On June 27, 1997, the Company completed a merger in which the Company acquired all of the outstanding shares of Audio King. Audio King, a consumer specialty electronics company, operated 11 retail stores; eight in Minnesota, two in Iowa and one in South Dakota. The purchase price consisted of $2.5 million in cash, 986,432 shares of the Company's common stock valued at $2.6 million, assumed debt of $7.2 million, and other expenses and severance costs of $1.2 million. The transaction was accounted for as a purchase, whereby the purchase price has been allocated to the acquired assets and liabilities based on estimated fair value at the acquisition date. The transaction resulted in the Company recording goodwill in the amount of $2.5 million, which is being amortized over a 10 year life. The results of operations since the acquisition date are included in the consolidated financial statements.

     The following unaudited pro forma combined net sales, net income (loss) and earnings (loss) per share data summarize the results of operations for the years ended January 31, 1998 and 1997 as if Audio King had been acquired February 1, 1996.


                                 UNAUDITED PRO FORMA
                    (amounts in thousands, except per share data)

                                                      YEAR ENDED JANUARY 31,
                                                      -----------------------
                                                         1998        1997
                                                      -----------  ----------
     Net sales                                       $  328,081   $  327,713
                                                      -----------  ----------
                                                      -----------  ----------
     Net income (loss)                               $ (820,315)  $  278,014
                                                      -----------  ----------
                                                      -----------  ----------
     Earnings (loss) per share - Basic               $     (.10)  $      .03
                                                      -----------  ----------
                                                      -----------  ----------

     The unaudited pro forma combined financial results do not purport to represent the actual results of operations which would have occurred had such transactions been at the beginning of the period indicated or the Company's results of operations for any future period. Anticipated operational efficiencies from the integration of the acquisition are not fully reflected in the above pro forma data and there can be no assurance that such efficiencies will be achieved in the future.

     The above pro forma data include adjustments to: eliminate Audio King consulting, legal and accounting costs directly related to the acquisition; eliminate duplicate managements' and buyers' salaries; adjust interest expense for the cash outlay for the purchase of Audio King; eliminate Audio King goodwill amortization and amortize the new goodwill; and reflect the tax effects of the above adjustments.

REPORT OF MANAGEMENT

FINANCIAL STATEMENTS
The management of the Company has prepared the accompanying consolidated financial statements and is responsible for their integrity and objectivity. The statements, which include amounts that are based on management's best estimates and judgments, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

INTERNAL CONTROL SYSTEM
The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published annual and interim financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective control system, no matter how well designed, has inherent limitations
- including the possibility of the circumvention of overriding controls - and therefore can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

The Company assessed its internal control system as of January 31, 1998 in relation to criteria for effective internal control over the preparation of its published annual and interim financial statements described in "Internal Control
- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that, as of January 31, 1998, its system of internal control over the preparation of its published annual and interim financial statements met those criteria.




/s/ J. Edward McEntire

J. Edward McEntire
Chief Executive Officer



/s/ Alan E. Kessock

Alan E. Kessock
Vice President - Finance and Administration and Chief Financial Officer March 11, 1998

INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors of Ultimate Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Ultimate Electronics, Inc. and subsidiary ("the Company") as of January 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultimate Electronics, Inc. and subsidiary at January 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 5, effective February 1, 1995, the Company changed its method of accounting for store preopening expenses.





/s/ Ernst & Young LLP

Denver, Colorado
March 11, 1998