Form 10-K405, Exhibit 13
period 1999-01-31
ULTIMATE ELECTRONICS INC
filed 1999-05-03
CIK 911626

                                         SELECTED FINANCIAL DATA
                             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                              YEAR ENDED JANUARY 31,
                                                        1999             1998              1997          1996              1995
                                                  ------------      ------------      ------------    ------------    ------------
CONSOLIDATED INCOME STATEMENT DATA (1)
Sales                                             $    337,454      $    306,306      $    261,154    $    251,807    $    165,069
Cost of goods sold                                     239,854           223,464           191,903         184,343         120,588
                                                  ------------      ------------      ------------    ------------    ------------
Gross profit                                            97,600            82,842            69,251          67,464          44,481
Selling, general and administrative expenses            89,010            78,621            64,786          59,525          36,276
                                                  ------------      ------------      ------------    ------------    ------------
Income from operations                                   8,590             4,221             4,465           7,939           8,205
Interest expense, net                                    3,957             3,985             3,210           1,866             407
                                                  ------------      ------------      ------------    ------------    ------------
Income before taxes and cumulative effect of
   change in accounting method                           4,633               236             1,255           6,073           7,798
Income taxes                                             1,723                88               470           2,241           2,908
                                                  ------------      ------------      ------------    ------------    ------------
Income before cumulative effect of change in
   accounting method                                     2,910               148               785           3,832           4,890
Cumulative effect of change in accounting for
   preopening expenses, net of taxes (2)                     -                 -                 -            (988)              -
                                                  ------------      ------------      ------------    ------------    ------------
Net income                                        $      2,910      $        148      $        785    $      2,844    $      4,890
                                                  ------------      ------------      ------------    ------------    ------------
                                                  ------------      ------------      ------------    ------------    ------------

Pro forma information:
   Pro forma effect of change in accounting
     method, net of taxes (2)                                                                                                 (678)
                                                                                                                      ------------
   Pro forma net income                                                                                               $      4,212
                                                                                                                      ------------
                                                                                                                      ------------
Earnings per share before cumulative effect of
   change in accounting method (2)                $          -      $          -      $          -    $        .65    $          -
Earnings per share-Basic                          $        .36      $        .02      $        .11    $        .48    $        .88
Earnings per share-Diluted                        $        .35      $        .02      $        .11    $        .48    $        .88
Pro forma earnings per share (2)                  $          -      $          -      $          -    $        .65    $        .76
Weighted average shares outstanding-Basic                8,150             7,626             6,995           5,861           5,500
Weighted average shares outstanding-Diluted              8,317             7,737             7,125           5,906           5,583

OPERATING DATA (1)
Number of stores open at end of period                      30                30                18              18              14
Inventory turns (3)                                        5.1               4.9               4.7             5.1             5.5
Average sales per store open during the entire
   period presented (4)                           $ 10,657,000      $ 13,360,000      $ 13,906,000    $ 14,750,000    $ 12,808,000
Retail sales per weighted average square foot
   of selling space                               $        730      $        745      $        905    $      1,185    $      1,136
Comparable store sales growth (5)                            2%               (6%)             (16%)            (2%)            29%

CONSOLIDATED BALANCE SHEET DATA (1)
Working capital                                   $     26,740      $      5,578      $     27,868    $     30,995    $      4,061
Total assets                                           121,904           123,446           103,310         100,466          69,194
Long-term debt (6)                                      26,518            13,642            31,165          31,996               -
Capital lease obligations (6)                            1,841             2,049             1,007           1,295           3,120
Total stockholders' equity                              47,675            44,721            41,703          40,918          25,611


This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto.

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

(3)  Calculated based upon the average of end-of-month inventory levels.

(4) Excludes direct sales from the Company's insurance replacement/commercial division.

(5) Comparable store sales are for stores open at least 13 months and exclude recently relocated and expanded stores for 13 months after their completion date.

(6)  Less current portions.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table is derived from the Company's Consolidated Statements of Income for the periods indicated and presents the results of operations as a percentage of sales.

                                                           PERCENTAGE OF SALES FOR THE
                                                             YEARS ENDED JANUARY 31,
                                                       -----------------------------------
                                                        1999         1998            1997
                                                       ------       ------          ------
Sales                                                  100.0%       100.0%          100.0%
Cost of goods sold                                      71.1         73.0            73.5
                                                       ------       ------          ------
Gross profit                                            28.9         27.0            26.5
Selling, general and administrative expenses            26.4         25.6            24.8
                                                       ------       ------          ------
Income from operations                                   2.5          1.4             1.7
Interest expense, net                                    1.1          1.3             1.2
                                                       ------       ------          ------
Income before taxes                                      1.4          0.1             0.5
Income taxes                                             0.5          -               0.2
                                                       ------       ------          ------
Net income                                               0.9%         0.1%            0.3%
                                                       ------       ------          ------
                                                       ------       ------          ------


MERGER WITH AUDIO KING CORPORATION

On June 27, 1997, the Company completed a merger in which the Company acquired all of the outstanding shares of Audio King Corporation. Audio King, a consumer specialty electronics company, operated 11 retail stores; eight in Minnesota, two in Iowa and one in South Dakota. The purchase price consisted of $2.5 million in cash, 986,432 shares of Ultimate Electronics' common stock valued at $2.6 million, assumed debt of $7.2 million, and other expenses and severance costs of $1.4 million. The transaction was accounted for as a purchase, whereby the purchase price has been allocated to the acquired assets and liabilities based on estimated fair value at the acquisition date. The transaction resulted in the Company recording goodwill in the amount of $2.7 million, which is being amortized over a 10 year life. The results of operations since the acquisition date are included in the accompanying consolidated financial statements (see also unaudited pro forma information in Note 9 to the financial statements).

FISCAL 1999 COMPARED TO FISCAL 1998

For the year ended January 31, 1999, sales were $337.5 million, a 10% increase from sales of $306.3 million for the prior year. The increase in sales during fiscal 1999 was due primarily to the effect of having the Audio King stores for a full year along with an increase in sales for comparable stores. Comparable store sales increased 2% for the year ended January 31, 1999 compared to a decrease of 6% in comparable store sales for the year ended January 31, 1998. As announced on May 21, 1998, the Company significantly reduced its computer assortment. Excluding the computer category, comparable store sales were up 7% for the year.

Gross profit in fiscal 1999 increased 18% to $97.6 million (28.9% of sales) from $82.8 million (27.0% of sales) in fiscal 1998. The improvement in gross profit was due primarily to the impact of the reduced computer assortment along with an increase in sales of higher margin products in the Company's core categories of audio, video, television and mobile electronics.

Selling general and administrative expenses in fiscal 1999 increased 13% to $89.0 million (26.4% of sales) from $78.6 million (25.6% of sales) in fiscal 1998. The percentage increase in selling, general and administrative expenses was due primarily to higher fixed store expenses as a percentage of sales as well as slightly higher net advertising expenses.

As a result of the foregoing, income from operations more than doubled in fiscal 1999, increasing to $8.6 million (2.5% of sales) from $4.2 million (1.4% of sales) in fiscal 1998.

Interest expense was $4.0 million for both fiscal 1999 and 1998. The Company's effective tax rate of 37.2% in fiscal 1999 was also the same as the prior year.

FISCAL 1998 COMPARED TO FISCAL 1997

For the year ended January 31, 1998, sales were $306.3 million, a 17% increase from sales of $261.2 million for the prior year. The increase in sales during fiscal 1998 was due primarily to the acquisition of Audio King. Comparable store sales decreased 6% for the year ended January 31, 1998, compared to a decrease of 16% in comparable store sales for the year ended January 31, 1997. The Company believes the decrease in comparable store sales for fiscal 1998 and 1997 was due primarily to a sluggish retail environment for consumer electronics and increased competition in the Company's markets.

Gross profit in fiscal 1998 increased 20% to $82.8 million (27.0% of sales) from $69.3 million (26.5% of sales) in fiscal 1997. The slight increase in the gross profit percentage was due to a larger mix of higher margin product categories.

Selling, general and administrative expenses in fiscal 1998 increased 21% to $78.6 million (25.6% of sales) from $64.8 million (24.8% of sales) in fiscal 1997. The percentage increase in selling, general and administrative expenses was due primarily to higher fixed store expenses as a percentage of sales caused by lower comparable store sales, partially offset by the leverage gained through the increase in sales generated from the Audio King merger.

As a result of the foregoing, income from operations in fiscal 1998 decreased 5% to $4.2 million (1.4% of sales) from $4.5 million (1.7% of sales) in fiscal 1997.

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

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's primary sources of liquidity for funding the Company's expansion and growth have been net cash from operations, revolving credit lines, term loans and issuance of common stock. The Company's initial public offering in October 1993 resulted in proceeds of $17.8 million (net of all offering costs). The Company completed a second offering of its common stock in November 1995 and received proceeds of $12.5 million (net of all offering costs). With the addition of Audio King, the Company now operates a total of 30 stores in nine states.

In March 1995, the Company received proceeds of $12.3 million (net of the underwriting discount and other associated costs) from the sale of $13.0 million aggregate principal amount of 10.25% First Mortgage Bonds (the "Bond Offering"). The proceeds of the Bond Offering were used to fund a substantial portion of the construction of the Company's warehouse, office, service and store facility in Thornton, Colorado (the "Thornton Facility"). Interest on the Bonds accrues at the rate of 10.25% per year until maturity or earlier redemption. The Company is required to redeem $3.25 million aggregate principal amount of the Bonds annually (reduced to the extent of the bonds previously purchased or redeemed by the Company) on January 31, 2002, and on January 31 of each of the three years thereafter, at a redemption price equal to par plus accrued interest to the date of redemption. The Bonds are redeemable at par on or after March 31, 2000 and are secured by the Thornton Facility.

Net cash provided by operations was $17.9 million for fiscal 1999 compared to net cash provided by operations of $9.4 million for fiscal 1998. The increase in cash provided by operations over the past year was primarily the result of a combination of lower accounts receivable and higher accounts payable balances, partially offset by higher merchandise inventory.

The Company's primary capital requirements are directly related to expenditures for new store openings and the remodeling and upgrading of existing store locations.

The Company intends to continue its expansion into select metropolitan areas in the Rocky Mountain, Midwest and Southwest regions with 24,000 to 32,000 square foot stores. With the exception of the Thornton Facility, all stores are leased. The Company has begun analyzing new store opportunities in existing markets to replace some of the Company's smaller locations. The Company converted its County Line store from an outlet store to a regular store on September 4, 1998. The Company expects to relocate and expand two to five of its locations within the next two years along with the possibility of adding new stores. At the present time, no firm commitments for relocated or new stores have been made. The Company currently anticipates these events to occur late in fiscal year 2000 and beyond. The cost of these future stores is anticipated to be between $1.0 million to $1.5 million, depending on tenant allowances. Preopening expenses are expected to average $250,000, and include such items as advertising prior to opening, recruitment and training of new employees and other costs of opening stores. In the event of relocations of existing stores, preopening costs may be significantly higher due to early termination of the store leases. The inventory requirement for the Company's new stores is expected to average approximately $1.5 million, approximately $750,000 of which is financed through trade credit.

On September 30, 1998, the Company executed a new three-year $40 million credit agreement with Foothill Capital Corporation (a wholly owned subsidiary of Norwest Bank). This new facility replaced the Company's $35 million line of credit with Norwest Bank Colorado, N.A. Borrowings under the Company's new revolving line of credit are limited to the lesser of $40 million or 80% of eligible inventory and a portion of accounts receivable. Borrowings bear interest, payable monthly, based on a blend of LIBOR plus 2.0% and Norwest Bank's prime rate minus 0.375%. Borrowings under this credit facility in the amount of $13.2 million were outstanding as of January 31, 1999. Borrowings are secured by inventories, accounts receivable, equipment and intangibles. The Company was in compliance with all borrowing covenants for all periods of fiscal year 1999.

The Company believes that its cash flow from operations and borrowings under its new credit facility will be sufficient to fund the Company's operations and debt repayment for fiscal 2000. To fund the capital requirements for its anticipated expansion plans beyond fiscal 2000, the Company may be required to seek additional financing, which may take the form of expansion of its existing credit facility, or possibly additional debt or equity financings. There can be no assurance that the Company will be able to obtain such funds on favorable terms, if at all.

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

IMPACT OF INFLATION

The Company believes, because of competition among manufacturers and the technological changes in the consumer electronics industry, inflation has not had a significant effect on results of operations.

YEAR 2000 ISSUE

Until recently, most computer programs were written to store only two digits of date-related information in order to more efficiently handle and sort data. As a result, these programs were unable to properly distinguish between dates occurring in the year 1900 and dates occurring in the year 2000. This is referred to as the "Year 2000 Issue". During fiscal 1999, the Company reviewed all applications and equipment to evaluate the Company's exposure to the Year 2000 Issue. The required modifications to existing systems were identified, and plans were developed for upgrades or remediation. The Company anticipates that all upgrades and remediation will be completed by October 31, 1999.

The Company's primary information system software is provided by Tyler Retail Systems, Inc. ("Tyler") of Clearwater, Florida. This software operates the vast majority of the Company's systems and has been evaluated for Year 2000 compliance. Tyler has assured the Company that with the current software and the pending upgrade, the Company's system will be Year 2000 compliant by October 31, 1999. The Company began the upgrade process in the first quarter of fiscal 2000. The Company believes that no other significant modifications to the Tyler software will be necessary. The Company's system review also identified that some older hardware and software were not Year 2000 compliant. These items were few in number and are being replaced on an accelerated basis to ensure Year 2000 compliance by August 31, 1999. In the opinion of the Company, costs of these upgrades will not be material to the financial condition or operation of the Company. The Company is also in communication with third parties with whom it does significant business in order to assess their Year 2000 compliance and minimize the potential for adverse consequences, if any, that could result from failure of such entities to address this issue. Year 2000 issues do present risks that are outside of the control of the Company, including, but not limited to, the failure of utility companies to provide electricity, the failure of telecommunications companies to provide voice and data transfer services, the failure of financial services companies to process transactions or transfer funds, and the failure of third-party vendors or suppliers to become Year 2000 compliant. In the event of the failure of the Company or Tyler to become timely Year 2000 compliant, the Company has not identified a near-term economically feasible alternative for operations support, and would be required to resort to other processing methods. With regard to any Year 2000 failure by third-party product suppliers, the Company plans to pursue alternative suppliers for Year 2000 compliant products, however it anticipates its competitors will be similarly impacted in any such event. The Company can make no assurances that Year 2000 issues will not have an adverse effect on the Company's business, financial condition, or future operations. The information provided in this disclosure constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act of 1998.

NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted Statements of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segment Reporting of an Enterprise and Related Information" in fiscal 1999 with no material impact to the financial statements.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in the Annual Report, including those discussed under the headers "CEO's Letter," "President's Letter" and "Financial Statements," are forward-looking statements that involve risks and uncertainties. Such forward-looking statements include statements at "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," "Impact of Inflation" and "Year 2000 Issues," as well as statements regarding the Company's overall business prospects, the Company's ability to obtain capital to fund operations and expansions and statements regarding the expected increase in consumer electronics spending and new product offerings; management's plans to continue emphasis on value added customer services, pursue core product categories and continue marketing and expansion of the offering of more fully featured, higher margin products to enhance differentiation and margins; the effectiveness of the Company's advertising and marketing activities; positive market response expected in fiscal 2000 of digital technologies across all product categories; the ability of certain products to stimulate additional interest in the Company's products; the sales opportunities that digital products are expected to provide; the Company's ability to expand its installation capacity and product mix; expectations that the Company can increase its market share, the Company's ability to attain and sustain any particular market position, that demand will build for new non-commodity product offerings and core categories; the future focus of marketing efforts on mobile installation services; the positioning of the Company to become a leader in digital camcorders and digital cameras; the Company's intention to continue its expansion and relocation of existing stores; and the estimate of the Company's exposure relating to the Year 2000 Issue. Reference is made to the Company's Annual Report on Form 10-K wherein the Company has identified important factors that could cause actual results to differ materially from those contemplated by the statements made herein.

                           CONSOLIDATED BALANCE SHEETS
                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                 JANUARY 31,
                                                          --------------------------
                                                            1999              1998
                                                          --------          --------
ASSETS
Current Assets:
   Cash and cash equivalents                              $  4,421          $  2,006
   Accounts receivable, net                                 17,814            19,826
   Merchandise inventories                                  46,908            43,908
   Prepaid expenses and other                                1,087             1,362
                                                          --------          --------
Total Current Assets                                        70,230            67,102

Property and equipment, at cost:
   Furniture, fixtures and equipment                        25,704            23,907
   Leasehold improvements                                   21,920            22,219
   Autos and trucks                                            454               356
   Land and buildings                                       17,748            17,773
   Construction-in-progress                                     18                 5
                                                          --------          --------
                                                            65,844            64,260
   Less accumulated depreciation                            19,208            13,405
                                                          --------          --------
                                                            46,636            50,855
Property under capital leases, including related
   parties, net                                              1,729             2,068
Goodwill, net                                                2,300             2,385
Other assets                                                 1,009             1,036
                                                          --------          --------
Total Assets                                              $121,904          $123,446
                                                          --------          --------
                                                          --------          --------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                       JANUARY 31,
                                                               --------------------------
                                                                 1999              1998
                                                               --------          --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Revolving line of credit                                    $      -          $ 26,564
   Accounts payable                                              29,888            25,550
   Accrued liabilities                                           12,564             8,807
   Current portion of term loans                                    312               286
   Current portion of capital lease obligations,
     including related parties                                      208               317
   Deferred tax liability                                           518                 -
                                                               --------          --------
Total Current Liabilities                                        43,490            61,524

Revolving line of credit                                         13,188                 -
Term loans, less current portion                                    330               642
Bonds payable                                                    13,000            13,000
Capital lease obligations, including related parties,
   less current portion                                           1,841             2,049
Deferred tax liability                                            2,380             1,510
                                                               --------          --------
Total Liabilities                                                74,229            78,725

Commitments

Stockholders' Equity
Preferred stock, par value $.01 per share
   Authorized shares--10,000,000
   No shares issued and outstanding                                   -                 -
Common stock, par value $.01 per share
   Authorized shares--10,000,000
   Issued and outstanding shares, 8,160,796 and
     8,139,548 at January 31, 1999 and 1998                          81                81
   Additional paid-in capital                                    33,912            33,868
   Retained earnings                                             13,682            10,772
                                                               --------          --------
Total Stockholders' Equity                                       47,675            44,721
                                                               --------          --------
Total Liabilities and Stockholders' Equity                     $121,904          $123,446
                                                               --------          --------
                                                               --------          --------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                         CONSOLIDATED STATEMENTS OF INCOME
                   (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED JANUARY 31,
                                                        1999              1998              1997
                                                      --------          --------          --------
Sales                                                 $337,454          $306,306          $261,154
Cost of goods sold                                     239,854           223,464           191,903
                                                      --------          --------          --------
Gross profit                                            97,600            82,842            69,251
Selling, general and administrative expenses            89,010            78,621            64,786
                                                      --------          --------          --------
Income from operations                                   8,590             4,221             4,465
Interest expense, net                                    3,957             3,985             3,210
                                                      --------          --------          --------
Income before taxes                                      4,633               236             1,255
Income taxes                                             1,723                88               470
                                                      --------          --------          --------
Net income                                            $  2,910          $    148          $    785
                                                      --------          --------          --------
                                                      --------          --------          --------
Earnings per share-Basic                              $    .36          $    .02          $    .11
Earnings per share-Diluted                            $    .35          $    .02          $    .11
Weighted average shares
  outstanding-Basic                                      8,150             7,626             6,995
Weighted average shares
  outstanding-Diluted                                    8,317             7,737             7,125


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                        Common Stock         Additional
                                                    -------------------        Paid-in        Retained
                                                     Shares      Amount        Capital        Earnings          Total
                                                    ---------    ------      ----------       --------         -------
Balances, January 31, 1996                          6,995,000       $70         $31,009        $ 9,839         $40,918
   Net income                                                                                      785             785
                                                    ---------    ------      ----------       --------         -------
Balances, January 31, 1997                          6,995,000        70          31,009         10,624          41,703
   Acquisition of Audio King, net
    of registration fees                              986,432        10           2,562                          2,572
   Exercise of stock options                          158,116         1             297                            298
   Net income                                                                                      148             148
                                                    ---------    ------      ----------       --------         -------
Balances, January 31, 1998                          8,139,548        81          33,868         10,772          44,721
   Exercise of stock options                           21,248                        44                             44
   Net income                                                                                    2,910           2,910
                                                    ---------    ------      ----------       --------         -------
Balances, January 31, 1999                          8,160,796       $81         $33,912        $13,682         $47,675
                                                    ---------    ------      ----------       --------         -------
                                                    ---------    ------      ----------       --------         -------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                            YEAR ENDED JANUARY 31,
                                                                 1999                1998                1997
                                                              ---------           ---------           ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                    $   2,910           $     148           $     785
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                                6,390               5,550               4,449
     Deferred tax expense                                         1,388                 502                 573
     Changes in operating assets and liabilities:
       Accounts receivable                                        2,012              (4,705)              2,618
       Merchandise inventories                                   (3,000)              6,178              (3,361)
       Prepaid expenses and other                                   275                (328)                243
       Other assets                                                (156)              1,104                  44
       Accounts payable and accrued liabilities                   8,095                 903               2,773
                                                              ---------           ---------           ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                        17,914               9,352               8,124

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                              (1,564)             (6,159)             (7,314)
Acquisition of Audio King, net of cash acquired                       -              (3,857)                  -
                                                              ---------           ---------           ---------

NET CASH USED IN INVESTING ACTIVITIES                            (1,564)            (10,016)             (7,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under long-term revolving credit
          agreement                                             303,744             321,689              72,227
Repayments under long-term revolving credit
          agreement                                            (317,120)           (319,532)            (72,990)
Proceeds from term loans                                              -                   -                 225
Principal payments on term loans and capital
         lease obligations                                         (603)               (549)               (487)
Proceeds from exercise of stock options                              44                 298                   -
                                                              ---------           ---------           ---------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             (13,935)              1,906              (1,025)

Net Increase (Decrease) In Cash And Cash Equivalents              2,415               1,242                (215)

Cash And Cash Equivalents At Beginning Of Period                  2,006                 764                 979
                                                              ---------           ---------           ---------
Cash And Cash Equivalents At End of Period                    $   4,421           $   2,006           $     764
                                                              ---------           ---------           ---------
                                                              ---------           ---------           ---------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the year for:
       Interest                                               $   4,144           $   3,892           $   3,210
       Income taxes                                                   -                   -                 353


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1999


1.  SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND

Ultimate Electronics, Inc. is a leading specialty retailer of home entertainment and consumer electronics. As discussed further in Note 9, on June 27, 1997, the Company, through its subsidiary Ultimate AKquisition Corp., completed a merger, accounted for as a purchase, in which the Company acquired all of the outstanding shares of Audio King Corporation. Audio King, a consumer specialty electronics company, operated 11 retail stores; eight in Minnesota, two in Iowa and one in South Dakota. The Company currently operates thirty stores, including ten stores in Colorado under the trade name SoundTrack, eleven stores in Idaho, Iowa, Nevada, New Mexico, Oklahoma, and Utah under the trade name Ultimate Electronics and nine stores in Minnesota and South Dakota under the trade name Audio King.

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


CAPITALIZED INTEREST

For the fiscal years ended January 31, 1999, 1998 and 1997, the Company capitalized interest of $0, $52,000 and $160,000, respectively, associated with the construction of new stores, remodeled stores and the Thornton Facility.

ACCRUED LIABILITIES (in thousands)
Accrued liabilities are comprised of the following:

                                                                JANUARY 31,
                                                         1999                 1998
                                                        -------              ------
Compensation                                            $ 4,643              $3,007
Sales taxes                                               1,694               1,803
Customer deposits                                         2,564               2,363
Income taxes                                              1,559                   -
Other                                                     2,124               1,634
                                                        -------              ------
Total                                                   $12,564              $8,807
                                                        -------              ------
                                                        -------              ------


REVENUE RECOGNITION

Revenue is recognized at the time the customer takes possession of the merchandise or such merchandise is delivered to the customer. Sales, which includes warranty service and installation revenue, is presented net of discounts, price guarantees, returns and allowances. The Company grants credit to customers through independent, third-party finance companies, which companies assume the credit risk for the collection of the related accounts receivable. When free interest promotions are offered by the Company, a fee is normally paid by the Company at the time of the transaction. This fee typically ranges between 1% and 6% of the amount financed by the customer.

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

ADVERTISING COSTS AND COOPERATIVE REVENUE

In accordance with AICPA Statement of Position 93-7, "Reporting on Advertising Costs," all advertising costs are deferred until the first time the advertising takes place. In addition, the Company accrues rebates based on varying percentages of inventory purchases and records such amounts as a reduction of advertising expense. The Company also deducts amounts for cooperative advertising directly from payment to manufacturers for inventory purchases based on individual agreements with the Company's manufacturers. Net advertising expense charged to operations was $5,661,000, $5,476,000 and $5,485,000 for the years ended January 31, 1999, 1998 and 1997, respectively.

LONG LIVED ASSETS

In March 1995 the Financial Accounting Standards Board (FASB) issued Statement No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which required impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted the provisions of SFAS 121 in the first quarter of fiscal 1997, with no material effect to its financial statements.

EARNINGS PER SHARE OF COMMON STOCK

In 1997, the FASB issued Statement No. 128, "Earnings per Share" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any diluted effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The calculation of weighted average shares outstanding - diluted for the fiscal years ending January 31, 1999, 1998, and 1997 include 167,692, 111,267 and
130,472 outstanding shares to give effect to the potential exercise of options under the Company's stock option plans, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, including cash, accounts receivable, revolving line of credit and other long-term debt, have fair values that approximate their recorded values, as the financial instruments are either short term in nature or carry interest rates that approximate market rates except bonds payable, which were trading at 97% of face value at January 31, 1999.

NEW ACCOUNTING STANDARDS

During 1997, the FASB issued Statement No.130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In addition, this Statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from the retained earnings and additional paid in capital in the equity section of a statement of financial position. The Company does not have any components of comprehensive income, and accordingly, adoption of this Statement during fiscal 1999 had no effect on the Company's financial reporting,

During 1997, the FASB issued Statement No.131, "Disclosures about Segment Reporting of an Enterprise and Related Information", which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas and major customers. The Company conducts business in one operating segment and determined its operating segment based on the individual operations that the chief operating decision maker reviews for purposes of assessing performance and making operating decisions. These individual operations have been aggregated into one segment because the Company believes doing so helps users understand the Company's performance and assess its prospects. The combined operations have similar economic characteristics and each operation has similar products, services, customers and distribution methods.

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

3. REVOLVING LINE OF CREDIT AGREEMENT AND TERM LOANS

On September 30, 1998, the Company executed a new three year $40 million credit agreement with Foothill Capital Corporation (a wholly owned subsidiary of Norwest Bank). This new facility replaced the Company's $35 million line of credit with Norwest Bank Colorado, N.A. Borrowings under the Company's new revolving line of credit are limited to the lesser of $40 million or 80% of eligible inventory and a portion of accounts receivable. Borrowings bear interest, payable monthly, based on a blend of LIBOR plus 2.0% and Norwest Bank's prime rate minus 0.375%. Borrowings under this credit facility in the amount of $13.2 million were outstanding as of January 31, 1999. Borrowings are secured by inventories, accounts receivable, equipment and intangibles. The Company was in compliance with all borrowing covenants for all periods of fiscal year 1999.

The Company has four Commercial Promissory Notes and Security Agreements with Colorado National Leasing, Inc. Borrowings under the loans, totaled $642,000 at January 31, 1999, and $928,000 at January 31, 1998. Each loan is secured by warehouse equipment and office furniture, and interest rates on the loans range from 8.52% to 8.57%. As of January 31, 1999, the aggregate maturities of the term loans are as follows:

     Fiscal Year Ended January 31,
-----------------------------------------
2000                            $312,000
2001                             311,000
2002                              19,000
                                --------
                                $642,000
                                --------
                                --------


4. BONDS PAYABLE

On March 23, 1995, the Company completed an offering for the sale of $13,000,000 aggregate principal amount of Bonds. Interest on the Bonds accrues at the rate of 10.25% per year until maturity or earlier redemption and is payable on the last day of each month. The Company is required to redeem $3.25 million aggregate principal amount of the Bonds annually (reduced to the extent of the Bonds previously purchased or redeemed by the Company) on January 31, 2002 and on January 31 of each of the three years thereafter, at a redemption price equal to par plus accrued interest to the date of redemption. The Bonds are redeemable by the Company at par at any time after March 31, 2000. The Bonds are full recourse obligations of the Company and are secured by, among other things, a first priority lien on the Company's real property, including all facilities and fixtures thereon, located at the Thornton Facility. The purchase, construction and development of the property was financed in part by the net proceeds of the Bonds.

5. STOCK OPTION PLANS

Under the terms of the Company's original stock option plan (the "Plan"), the Company granted to officers, employees and consultants awards of options to purchase shares of common stock and other types of awards. The Plan provided for an authorization of 900,000 shares of common stock. Under the terms of the nonemployee directors' stock option plan (the "Directors' Plan"), the Company granted awards of stock options to nonemployee directors. The Directors' Plan provided for an initial authorization of 20,000 shares of common stock. Each nonemployee director received options to purchase 2,000 shares of common stock effective February 1 of each year, which options were exercisable one year from the date of grant. On January 31, 1999, options to purchase 16,000 shares of common stock were outstanding, all of which are exercisable.

In June, 1997, at the Company's annual meeting, the Company's shareholders approved a new stock option plan known as the Equity Incentive Plan (the "New Plan") which replaced both the original Plan and the Directors' Plan. Grants issued under the Plan and the Directors' Plan continue to be exercisable according to their original terms but no additional grants can be issued under these plans. The New Plan made available 750,000 shares to be awarded to employees, nonemployee directors and/or outside consultants. The Board of Directors continues to determine the persons to whom employee awards are granted, the types of awards granted, the number of shares granted, the vesting schedule and the term of any option (which cannot exceed ten years). The exercise price for incentive stock options for employees and non-qualified options for outside directors is the market value of the underlying common stock at the date of grant. Options issued to the Chairman of the Board are at an exercise price of 110% of market value of the underlying common stock at the date of grant. During fiscal 1999, 139,700 options were granted under the New Plan. The options were granted at prices of $3.125 and $5.50. The options available for grant at January 31, 1999 include only the options available under the New Plan.

Changes in the options outstanding (and option exercise prices for such options) are as follows:

                                                                      YEAR ENDED JANUARY 31,
                                                              1999               1998              1997
                                                             -------            -------           -------
Options outstanding at beginning of year                     833,984            420,850           496,000
Granted ($1.07 to $12.875)                                   139,700            572,450            95,000
Canceled ($1.07 to $12.875)                                    3,919              1,200           170,150
Exercised ($1.07 to $3.00)                                    21,248            158,116                 -
                                                             -------            -------           -------
Options outstanding at end of year                           948,517            833,984           420,850
                                                             -------            -------           -------
                                                             -------            -------           -------
Options exercisable at end of year                           390,384            237,370           118,042
                                                             -------            -------           -------
                                                             -------            -------           -------
Options available for grant at end of year                   127,850            267,550           495,150
                                                             -------            -------           -------
                                                             -------            -------           -------


The weighted average exercise price of options outstanding at January 31, 1999, 1998 and 1997 was $3.48, $3.09, and $3.01, respectively. The weighted average contractual life of the options outstanding at January 31, 1999, 1998 and 1997 was 7.2, 6.5 and 6.0 years, respectively.

The Company has elected to follow Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No.123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to January 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant or the date of repricing using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 5.50%; a dividend yield of 0%; volatility factors of the expected market price of the Company's common stock for fiscal years 1999, 1998 and 1997, respectively, of
 .842, .609 and .573, and a weighted average expected life of the options of five years. The weighted average fair value of stock options granted during January 31, 1999, 1998 and 1997 was $4.96, $1.85 and $3.36, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Company's pro forma information follows:

                                                                     YEAR ENDED JANUARY 31,
                                                             1999               1998            1997
                                                          ----------         ----------       ---------
Pro forma net income (loss)                               $2,188,000         $(245,000)       $688,000
Pro forma earnings (loss) per share-basic                 $     0.27         $   (0.03)       $   0.10


Because the Statement No.123 method of accounting has not been applied to options granted prior to February 1, 1995, the resulting pro forma net income
(loss) may not be representative of that to be expected in future years.

6. PROVISION (BENEFIT) FOR INCOME TAXES (IN THOUSANDS)

Under the liability method of accounting for income taxes as prescribed by FASB Statement No.109, "Accounting for Income Taxes", deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the provision (benefit) for income taxes as of January 31, 1999, 1998 and 1997 are as follows:

                                                CURRENT        DEFERRED        TOTAL
                                                -------        --------       ------
January 31, 1999
   Federal                                        $ 267         $1,242        $1,509
   State                                             38            176           214
                                                  -----         -------       ------
Total                                             $ 305         $1,418        $1,723
                                                  -----         -------       ------
                                                  -----         -------       ------

January 31, 1998
   Federal                                        $(363)        $  439        $   76
   State                                            (51)            63            12
                                                  -----         -------       ------
Total                                             $(414)        $  502        $   88
                                                  -----         -------       ------
                                                  -----         -------       ------

January 31, 1997
   Federal                                        $ (90)        $  501        $  411
   State                                            (13)            72            59
                                                  -----         -------       ------
Total                                             $(103)        $  573        $  470
                                                  -----         -------       ------
                                                  -----         -------       ------


The following is a reconciliation of the provision (benefit) for income taxes to the federal statutory rate for the years ended January 31, 1999, 1998 and 1997:

                                                YEAR ENDED JANUARY 31,
                                         1999           1998            1997
                                       -------         ------          ------
Income taxes at the federal
   statutory rate                      $1,575          $   80          $ 427
State income taxes, net of
   federal benefit                        148               8             41
Other                                       -               -              2
                                       ------          ------          ------
Provision for income taxes             $1,723          $   88          $ 470
                                       ------          ------          ------
                                       ------          ------          ------


The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at January 31, 1999 and 1998 are as follows:

                                                JANUARY 31,
                                          1999               1998
                                        -------            --------
Deferred tax assets:
   Volume/cash discounts                $   430            $      -
   Accrued liabilities                      440                 380
   Valuation reserves                       672                 240
   Uniform capitalization                   300                  80
   Capital leases                           118                  80
                                        -------            --------
                                        $ 1,960            $    780
                                        -------            --------
                                        -------            --------

Deferred tax liabilities:
   Volume/cash discounts                $     -            $   (670)
   Purchase incentives                   (2,360)               (690)
   Depreciation and amortization         (2,498)               (900)
                                        -------            --------
                                         (4,858)             (2,260)
                                        -------            --------
Net deferred tax liability              $(2,898)           $ (1,480)
                                        -------            --------
                                        -------            --------


7. LEASES

OPERATING LEASES

The Company leases retail stores under agreements which expire at various dates through 2017. Several leases contain escalation clauses and/or options to renew at negotiated or specified minimum lease payments for periods ranging from one to 30 years beyond the initial noncancelable lease terms. Total rent expense charged to operations was $7,226,000, $6,132,000 and $4,119,000 for the years ended January 31, 1999, 1998 and 1997, respectively.

CAPITAL LEASES, INCLUDING RELATED PARTY LEASES (in thousands)

The following property is held under capital leases:

                                               JANUARY 31,
                                        1999                1998
                                       ------              ------
Buildings and improvements             $2,877              $2,877
Computer equipment                        711                 711
                                       ------              ------
                                        3,588               3,588
Less accumulated depreciation           1,859               1,520
                                       ------              ------
                                       $1,729              $2,068
                                       ------              ------
                                       ------              ------


The Company leases two retail stores under capital lease agreements with two principal stockholders of the Company. The lease agreements for the two retail stores provide for annual rent increases over the initial noncancelable lease terms. Total rental payments to related parties under these leases were $261,000, $257,000 and $250,000 for the years ended January 31, 1999, 1998 and 1997, respectively.

The aggregate minimum annual rental commitments as of January 31, 1999 are as follows (in thousands):

                                                 OPERATING            CAPITAL
FISCAL YEAR ENDED JANUARY 31,                     LEASES              LEASES
                                                 ---------           --------
         2000                                    $ 7,404             $   466
         2001                                      7,428                 333
         2002                                      7,432                 347
         2003                                      7,136                 352
         2004                                      7,229                 356
         2005-2017                                62,867               2,623
                                                 ---------           -------
Total minimum lease payments                     $99,496               4,477
                                                 ---------           -------
                                                 ---------           -------
Less amount representing interest                                      2,428
                                                                     -------
Present value of net minimum lease payments                            2,049
Less portion due within one year                                         208
                                                                     -------
Long term capital lease obligations                                   $1,841
                                                                     -------
                                                                     -------


8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Savings Plan for the benefit of substantially all employees. The Plan provides for both employee and employer contributions. The Company matches 25% of the employee's contribution limited to 1.5% of the employee's annual compensation subject to limitations set annually by the Internal Revenue Service. The Company's contributions were $274,000, $268,000 and $235,000 for the years ended January 31, 1999, 1998 and 1997, respectively.

9. MERGER

On June 27, 1997, the Company completed a merger in which the Company acquired all of the outstanding shares of Audio King Corporation. Audio King, a consumer specialty electronics company, operated 11 retail stores; eight in Minnesota, two in Iowa and one in South Dakota. The purchase price consisted of $2.5 million in cash, 986,432 shares of Ultimate Electronics' common stock valued at $2.6 million, assumed debt of $7.2 million, and other expenses and severance costs of $1.4 million. The transaction was accounted for as a purchase, whereby the purchase price has been allocated to the acquired assets and liabilities based on estimated fair value at the acquisition date. The transaction resulted in the Company recording goodwill in the amount of $2.7 million, which is being amortized over a 10 year life. Amortization expense for fiscal years 1999 and 1998 was $268,000 and $142,000, respectively. Total accumulated amortization was $410,000 at January 31, 1999.

10. QUARTERLY FINANCIAL DATA (unaudited)

                                                                      THREE MONTHS ENDED
                                           APRIL 30,          JULY 31,           OCTOBER 31,        JANUARY 31,
                                           ---------          --------           -----------        -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL 1999
Sales                                      $ 70,882           $ 71,182           $ 79,441           $115,949
Gross profit                                 18,260             21,903             24,403             33,034
Income (loss) from operations                (2,438)             1,228              2,952              6,848
Net income (loss)                            (2,211)                58              1,250              3,813
Earnings (loss) per share-basic                (.27)               .01                .15                .47
Earnings (loss) per share-diluted              (.27)               .01                .15                .45

FISCAL 1998
Sales                                      $ 55,508           $ 61,944           $ 81,990           $106,864
Gross profit                                 14,450             16,914             22,850             28,628
Income from operations                          290                299                927              2,705
Net income (loss)                              (311)              (422)              (115)               996
Earnings (loss) per share-basic                (.04)              (.06)              (.01)               .12
Earnings (loss) per share-diluted              (.04)              (.06)              (.01)               .12


                              Report of Management

FINANCIAL STATEMENTS

The management of the Company has prepared the accompanying consolidated financial statements and is responsible for their integrity and objectivity. The statements, which include amounts that are based on management's best estimates and judgments, have been prepared in conformity with generally accepted accounting principles, and are free of material misstatement. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

INTERNAL CONTROL SYSTEM

The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published annual and interim financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective control system, no matter how well designed, has inherent limitations (including the possibility of the circumvention of overriding controls) and therefore can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

The Company assessed its internal control system as of January 31, 1999 in relation to criteria for effective internal control over the preparation of its published annual and interim financial statements described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that, as of January 31, 1999, its system of internal control over the preparation of its published annual and interim financial statements met those criteria.


J. Edward McEntire
Chief Executive Officer


Alan E. Kessock
Vice President - Finance and Administration, Chief Financial
Officer and Corporate Secretary

March 10, 1999

                         Report of Independent Auditors

The Stockholders and Board of Directors
Ultimate Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Ultimate Electronics, Inc. and subsidiary ("the Company") as of January 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultimate Electronics, Inc. and subsidiary at January 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP


Denver, Colorado
March 10, 1999

COLORADO
Arvada
6490 Wadsworth Blvd.
303-425-6700

Boulder
1955 28th Street
303-442-3600

Colorado Springs *
1230 North Academy
719-591-1400

Denver
1370 5. Colorado Blvd.
303-759-5401

Englewood
9657 E. County Line Rd.
303-754-0450

Fort Collins
4606 5. Mason Street
970-223-3666

Highlands Ranch
8262 5. University Ave.
303-779-5003

Lakewood
14391W. Colfax Ave.
303-277-9299

Littleton
8196 W. Bowles Ave.
303-979-8900

Thornton *
321 W. 84th Ave.
303-657-5880

IDAHO
Boise *
1085 N. Milwaukee Ave.
208-377-2780

IOWA
Cedar Rapids *
4701 First Ave. SE
319-393-7900

Des Moines *
4100 Merle Hay Rd.
515-253-9200

MINNESOTA
Brooklyn Center
5939 John Martin Drive
612-566-2360

Burnsville
14232 Burnhaven Drive
612-435-8933

Edina
7435 France Ave. South
612-830-0010

Maplewood
1868 Beam Ave.
651-770-0108

Minnetonka
12350 Wayzata Blvd
612-546-4040

Rochester
103 Apache Mall
507-288-1563

Roseville
1723 West County Rd. B-2
651-636-3686

St. Cloud
2716 Division Street
320-253-5099

FASTTRAK SERVICE*
3501 South Highway 100
St. Louis Park
612-920-2900

NEVADA
Las Vegas
741 S. Rainbow Blvd.
702-456-8800

Las Vegas
2555 E. Tropicana Ave.
702-456-8800

NEW MEXICO
Albuquerque *
3821 Menaul Blvd. NE
505-884-3005

OKLAHOMA
Tulsa *
10021 East 71st Street S.
918-250-3664

SOUTH DAKOTA
Sioux Falls
970 Empire Mall
605-361-0321

UTAH
Layton
879 West Hillfield Rd.
801-543-3313

Murray
6284 South State Street
801-281-4259

Orem
1375 South State Street
801-225-2211

Salt Lake City
1130 E. Brickyard Rd.
801-466-7766

UTAH REPAIR CENTER *
45 West Senior Way
South Salt Lake City
801-463-1011


                        *Locations with repair services.
         Ultimate Electronics-Registered Trademark-, SoundTrak-SM-, Audio
           King-Registered Trademark-, Fast Trak-Registered Trademark-,
            and Simple Solution-TM- are service marks of the Company.

STOCKHOLDER INFORMATION


STOCK LISTING
The common stock of Ultimate Electronics, Inc. is listed on The Nasdaq Stock Market-SM- under the symbol ULTE.

PRICE PER SHARE INFORMATION
The high and low closing prices for the past two years were as follows:

                                                HIGH            LOW
                                                ----            ---
Quarter ended April 30, 1997                     4            2 5/8
Quarter ended July 31, 1997                      3 5/8        2 11/16
Quarter ended October 31, 1997                   5            3 1/16
Quarter ended January 31, 1998                   4 1/4        2 3/4

Quarter ended April 30 1998                      4 1/4        2 7/8
Quarter ended July 31, 1998                      4 3/8        2 13/16
Quarter ended October 31, 1998                   4 1/4        2 1/4
Quarter ended January 31, 1999                   9 3/8        2 7/16


DIVIDEND POLICY
The Company has paid no dividends on its common stock since its initial public offering on October 15, 1993 and currently has no plans to pay dividends.

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.
161 North Concord Exchange
South St. Paul, Minnesota 55075
800-468-9716

AUDITORS
Ernst & Young LLP
370 17th Street, Suite 4300
Denver, Colorado 80202

GENERAL COUNSEL
Davis, Graham & Stubbs LLP
370 17th Street, Suite 4700
Denver, Colorado 80202

ANNUAL MEETING
The annual meeting of Stockholders is scheduled for June 15, 1999 at 8:30 a.m. at the Company's corporate office, 321 West 84th Ave., Suite A, Thornton, Colorado 80221.

FORM 10-K
Copies of the Company's Annual Report on Form 10-K for the year ended January 31, 1999 may be obtained free of charge by writing to Ultimate Electronics, Inc., Stockholders Relations, 321 West 84th Avenue, Suite A, Thornton, Colorado 80221, 303-412-2500.

OFFICERS
     William J. Pearse
     CHAIRMAN OF THE BOARD

     J. Edward McEntire
     CHIEF EXECUTIVE OFFICER

     David J. Workman
     PRESIDENT AND
     CHIEF OPERATING OFFICER

     Neal A. Bobrick
     VICE PRESIDENT -
     SALES AND STORE OPERATIONS

     Alan E. Kessock
     VICE PRESIDENT -
     FINANCE AND ADMINISTRATION
     AND CHIEF FINANCIAL OFFICER


DIRECTORS

     William J. Pearse
     DIRECTOR AND CHAIRMAN
     OF THE BOARD OF THE COMPANY

     J. Edward McEntire
     DIRECTOR AND CHIEF EXECUTIVE
     OFFICER OF THE COMPANY

     David J. Workman
     DIRECTOR; PRESIDENT AND
     CHIEF OPERATING OFFICER
     OF THE COMPANY

     Alan E. Kessock
     DIRECTOR, VICE PRESIDENT -
     FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER
     OF THE COMPANY

     Robert W. Beale
     DIRECTOR OF THE COMPANY
     CHIEF EXECUTIVE OFFICER OF
     BEALE INTERNATIONAL, A
     MANAGEMENT CONSULTING FIRM

     Randall F. Bellows
     DIRECTOR OF THE COMPANY
     CO-FOUNDER OF COBE LABORATORIES, NOW RETIRED

                VISIT OUR WEB-SITE AT www.ultimateelectronics.com