Form 10-K, Exhibit 13
period 2000-01-31
ULTIMATE ELECTRONICS INC
filed 2000-05-01
CIK 911626

                          SELECTED FINANCIAL DATA (1)
              (in thousands, except per share and operating data)

                                                                                  YEAR ENDED JANUARY 31,
                                                                                  ----------------------
                                                               2000          1999          1998          1997          1996
CONSOLIDATED INCOME STATEMENT DATA (2):                     -----------   -----------   -----------   -----------   -----------

Sales                                                       $   384,983   $   328,907   $   298,231   $   254,491   $   243,859
Cost of goods sold                                              269,496       233,413       217,726       187,028       179,190
                                                            -----------   -----------   -----------   -----------   -----------
Gross profit                                                    115,487        95,494        80,505        67,463        64,669
Selling, general and administrative expenses                     99,922        88,104        77,599        63,953        58,180
                                                            -----------   -----------   -----------   -----------   -----------
Income from operations                                           15,565         7,390         2,906         3,510         6,489
Interest expense, net                                             2,087         3,957         3,985         3,210         1,866
                                                            -----------   -----------   -----------   -----------   -----------
Income (loss) before taxes and cumulative effect of change
 in accounting method                                            13,478         3,433        (1,079)          300         4,623
Income tax expense (benefit)                                      5,051         1,273          (405)          112         1,697
                                                            -----------   -----------   -----------   -----------   -----------
Income (loss) before cumulative effect of change in
 accounting method                                                8,427         2,160          (674)          188         2,926
Cumulative effect of change in accounting for preopening
 expenses, net of taxes (3)                                           -             -             -             -          (988)
                                                            -----------   -----------   -----------   -----------   -----------
Net income (loss)                                           $     8,427   $     2,160   $      (674)  $       188   $     1,938
                                                            ===========   ===========   ===========   ===========   ===========

Earnings per share before cumulative effect of change in
 accounting method (3)                                      $         -   $         -   $         -   $         -   $       .50
Earnings (loss) per share - Basic                           $       .95   $       .27   $      (.09)  $       .03   $       .33
Earnings (loss) per share - Diluted                         $       .88   $       .26   $      (.09)  $       .03   $       .33
Pro forma earnings per share (3)                            $         -   $         -   $         -   $         -   $       .50
Weighted average shares outstanding - Basic                       8,858         8,150         7,626         6,995         5,861
Weighted average shares outstanding - Diluted                     9,553         8,317         7,626         7,125         5,906

OPERATING DATA (1):

Number of stores open at end of period                               31            30            30            18            18
Inventory turns (4)                                                 5.2           4.9           4.7           4.6           5.0
Average sales per store open during
 the entire period presented (5)                            $12,563,000   $10,372,000   $12,914,000   $13,582,000   $14,247,000
Retail sales per weighted average
 square foot of selling space                               $       851   $       711   $       742   $       884   $     1,149
Comparable store sales growth (6)                                   16%            2%           (6%)         (16%)          (2%)

CONSOLIDATED BALANCE SHEET DATA (1):

Working capital                                             $    50,926   $    25,205   $     4,334   $    26,959   $    30,345
Total assets                                                    160,029       122,304       125,483       104,854       101,652
Long-term debt (7)                                               11,718        26,518        13,642        31,165        31,996
Capital lease obligations (7)                                     1,760         1,841         2,049         1,007         1,295
Total stockholders' equity                                       88,872        43,530        41,325        39,130        38,942

This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements and Notes thereto.

(1) All selected financial data for fiscal years 1996 through 1999 have been restated. Please refer to the Company's 8-K filing dated February 11, 2000.

(2) On June 27, 1997, the Company completed a merger in which the Company acquired all of the outstanding shares of Audio King Corporation. The transaction was accounted for as a purchase, and as such, the results of operations since the acquisition date are included in the consolidated financial statements.

(3) During fiscal 1996, the Company changed its accounting method for preopening expenses, resulting in a cumulative effect adjustment of ($0.17) per share, net of taxes.

(4)     Calculated based upon the average of end-of-month inventory levels.

(5) Excludes direct sales from the Company's insurance replacement/commercial division.

(6) Comparable store sales are for stores open at least 13 months and exclude recently relocated and expanded stores for 13 months after their completion date.

(7)     Less current portions.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

RESULTS OF OPERATIONS

The following table is derived from the Company's Consolidated Statements of Income for the periods indicated and presents the results of operations as a percentage of sales.

                                PERCENTAGE OF SALES
                                FOR THE YEARS ENDED
                                    JANUARY 31,
                       --------------------------------------
                         2000           1999           1998
                       --------       --------       --------
Sales                   100.0%         100.0%        100.0%
Cost of goods sold       70.0           71.0          73.0
                        -------        -------       --------
Gross profit             30.0           29.0          27.0
Selling, general and
  administrative
  expenses               26.0           26.7          26.0
                        -------        -------       --------
Income from
  operations              4.0            2.3           1.0
Interest expense, net     0.5            1.2           1.3
                        -------        -------       --------
Income (loss) before
  taxes                   3.5            1.1          (0.3)
Income tax expense
  (benefit)               1.3            0.4          (0.1)
                        -------        -------       --------
Net income (loss)         2.2%           0.7%         (0.2)%
                        =======        =======       ========

MERGER WITH AUDIO KING CORPORATION

On June 27, 1997, the Company completed a merger in which the Company acquired all of the outstanding shares of Audio King Corporation. Audio King, a consumer specialty electronics company, operated 11 retail stores: eight in Minnesota, two in Iowa and one in South Dakota. The purchase price consisted of $2.5 million in cash, 986,432 shares of Ultimate Electronics' common stock valued at $2.6 million, assumed debt of $7.2 million, and other expenses and severance costs of $1.4 million. The transaction was accounted for as a purchase, whereby the purchase price has been allocated to the acquired assets and liabilities based on estimated fair value at the acquisition date. The transaction resulted in the Company recording goodwill in the amount of $2.7 million, which is being amortized over a 10 year life. The results of operations since the acquisition date are included in the accompanying consolidated financial statements.

FISCAL 2000 COMPARED TO FISCAL 1999

For the year ended January 31, 2000, sales were $385.0 million, a 17% increase from sales of $328.9 million for the prior year. Comparable store sales increased 16% for the year ended January 31, 2000.

Gross profit in fiscal 2000 increased 21% to $115.5 million (30.0% of sales) from $95.5 million (29.0% of sales) in fiscal 1999. The improvement in gross profit was due primarily to the following:

- increased sales of new digital technology products;

- increased inventory turns to 5.2 compared to 4.9 in the prior year;

- a 116% increase in DVD sales at slightly higher margins; and

- increased sales of accessories and furniture.

Selling, general and administrative expenses in fiscal 2000 increased 13% to $99.9 million (26.0% of sales) from $88.1 million (26.7% of sales) in fiscal 1999. The decrease in selling, general and administrative expenses as a percentage of sales resulted primarily from leveraging fixed expenses against the 16% comparable store sales growth.

As a result of the foregoing, income from operations more than doubled in fiscal 2000, increasing to $15.6 million (4.0% of sales) from $7.4 million (2.3% of sales) in fiscal 1999.

Net interest expense for fiscal 2000 decreased to $2.1 million from $4.0 million in fiscal 1999. This decrease was primarily due to lower average amounts outstanding under the Company's revolving line of credit. The Company used a portion of the proceeds from its secondary stock offering completed in October 1999 (the "1999 Offering") to pay off $6.8 million then outstanding under its line of credit on October 22, 1999. In addition, interest expense was offset by $0.4 million of interest income on the Company's investment portfolio acquired with proceeds from the 1999 Offering.

The Company's effective tax rate of 37.5% in fiscal 2000 increased slightly from the 37.2% effective tax rate in fiscal 1999 primarily due to increased permanent differences.

FISCAL 1999 COMPARED TO FISCAL 1998

For the year ended January 31, 1999, sales were $328.9 million, a 10% increase from sales of $298.2 million for the prior year. The increase in sales during fiscal 1999 was due primarily to the effect of having the Audio King stores for a full year along with an increase in sales for comparable stores. Comparable store sales increased 2% for the year ended January 31, 1999. As announced on May 21, 1998, the Company significantly reduced its computer assortment. Excluding the computer category, comparable store sales were up 7% for fiscal 1999.

Gross profit in fiscal 1999 increased 19% to $95.5 million (29.0% of sales) from $80.5 million (27.0% of sales) in fiscal 1998. The improvement in gross profit was due primarily to the impact of the reduced computer assortment along with an increase in sales of higher margin products in the Company's core categories of audio, video, television and mobile electronics.

Selling, general and administrative expenses in fiscal 1999 increased 14% to $88.1 million (26.7% of sales) from $77.6 million (26.0% of sales) in fiscal 1998. The percentage increase in selling, general and administrative expenses was due primarily to higher fixed store expenses as a percentage of sales as well as slightly higher net advertising expenses.

As a result of the foregoing, income from operations more than doubled in fiscal 1999, increasing to $7.4 million (2.3% of sales) from $2.9 million (1.0% of sales) in fiscal 1998.

Interest expense was $4.0 million for both fiscal 1999 and 1998.

The Company's effective tax rate of 37.2% in fiscal 1999 was the same as the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's primary sources of liquidity for funding expansion and growth have been net cash from operations, revolving credit lines, term debt and issuances of common stock. The Company's primary cash requirements are related to expenditures for new store openings and the relocation and/or remodeling of existing store locations. This includes preopening expenses and additional inventory for new or relocated stores, as well as working capital to support the Company's inventory requirements and selling, general and administrative expenses. The Company currently operates a total of 31 stores in nine states.

Net cash provided by operating activities was $14.9 million for fiscal 2000 compared to net cash provided by operations of $17.9 million for fiscal 1999. The decrease in cash provided by operations over the past year was primarily the result of higher accounts receivable and merchandise inventory balances in the current year.

Net cash used in investing activities was $23.9 million for fiscal 2000 compared to net cash used in investing activities of $1.6 million in fiscal 1999 primarily due to $12.0 million in investment portfolio purchases as well as increased capital expenditures for a new store opening and relocation and expansion of an existing store in the current year.

Net cash provided by financing activities totaled $21.9 million in fiscal 2000 compared to net cash used by financing activities of $13.9 million in fiscal 1999 due primarily to the proceeds received from the 1999 Offering.

Capital expenditures for fiscal 2000 were $11.9 million compared to capital expenditures of $1.6 million for fiscal 1999. The Company expects capital expenditures of approximately $20.0 million in fiscal 2001, primarily for new store openings and store relocations and expansions.

The Company intends to expand into select metropolitan areas in the Rocky Mountain, Midwest and Southwest regions with 30,000 to 36,000 square foot stores. In certain smaller markets, the store size may be as small as 20,000 square feet. With the exception of the Thornton facility, all current stores are leased. The Company opened its 31st store, a new 38,000 square foot store in Davenport, Iowa on December 3, 1999. For fiscal 2001, the Company expects to open five new stores, primarily in the Phoenix, Arizona area. The Company currently anticipates opening two of the Phoenix stores late in the second quarter of fiscal 2001 and two additional Phoenix stores early in the holiday selling season of fiscal 2001. The Company expects to open eight to twelve additional stores in fiscal 2002. Leases and/or contracts for two of these stores have been signed.

The Company continues to analyze new store opportunities in existing markets to replace or expand some of its smaller locations. In November 1999, the Company expanded a Minneapolis, Minnesota store from 9,700 to 17,300 square feet. In December 1999, the Company relocated and expanded its Sioux Falls, South Dakota store from 3,200 to 22,200 square feet. In the second quarter of fiscal 2001, the Company plans to relocate a 9,300 square foot store located in the Minneapolis/St. Paul area to a 35,000 square foot store. The Company's Fort Collins, Colorado store is also expected to be expanded from 16,600 to 22,000 square feet in fiscal 2001. The Company also expects to relocate and expand its Arvada, Colorado store within the next 12 months and will be analyzing opportunities in the Minneapolis/St. Paul area over the next few years to relocate and/or expand a number of those locations.

The cost of these future stores is anticipated to average $3.0 million per store. Leasehold improvements, fixtures and equipment are expected to average $1.9 million, depending on tenant allowances. The inventory requirement for the Company's new stores is expected to average approximately $1.5 million, approximately $750,000 of which will be financed through trade credit. Preopening expenses for new stores are expected to average $350,000, and include such items as advertising prior to opening, recruitment and training of new employees and other costs of opening stores. In the event of relocations of existing stores, preopening costs are expected to average $150,000 and will be higher if the Company is required to terminate existing store leases prior to their maturity.

The Company's expansion strategy focuses on identification of attractive metropolitan areas in the Rocky Mountain, Midwest and Southwest regions based on an evaluation of local market opportunities, as well as the size, strength and merchandising philosophy of potential competitors. The Company obtains demographic analyses of major metropolitan areas to determine new store locations and potential sales volumes, as well as the optimum number of stores to open in a specific market. The Company's specific location strategy focuses on power centers or freestanding locations near shopping malls. In choosing sites within a market, the Company applies standard site selection criteria which take into account numerous factors including local demographics, traffic patterns, highway visibility and overall retail activity.

On September 30, 1998, the Company executed a three year $40 million credit agreement, as amended, with Foothill Capital Corporation, a wholly owned subsidiary of Norwest Bank. Borrowings under this revolving line of credit are limited to the lesser of $40 million or 80% of eligible inventory and a portion of accounts receivable. As of January 31, 2000, the entire facility was available to the Company and no amounts were outstanding. Borrowings bear interest, payable monthly, based on a blend of LIBOR plus 2% and Norwest Bank's prime rate minus 0.375%. Inventories, accounts receivable, equipment and intangibles secure the borrowings. The facility includes negative covenants that limit the Company's ability to, without the bank's prior approval, and subject to various exceptions, incur indebtedness, create liens, enter into mergers and consolidations, pay dividends, repurchase the Company's capital stock, issue guarantees, sell assets or engage in transactions with affiliates. The facility also contains covenants requiring the Company to maintain specified levels of gross margins, inventory, tangible net worth and capital expenditures. The Company was in compliance with all borrowing covenants for all periods of fiscal 2000. In October 1999, the Company used a portion of the proceeds from its common stock offering to pay off all amounts then outstanding under this credit agreement, which amounts may be reborrowed to finance the Company's growth.

On March 23, 1995, the Company completed the sale of $13,000,000 aggregate principal amount of bonds payable (the "Bonds"). Interest on the Bonds accrues at the rate of 10.25% per year until maturity or earlier redemption and is payable on the last day of each month. The Bonds are redeemable by the Company at any time at or after March 31, 2000. The Bonds are full recourse obligations of the Company and are secured by, among other things, a first priority lien on the Company's real property, including all facilities and fixtures thereon, located at the Thornton Facility. The purchase, construction and development of the property was financed in part by the net proceeds of the Bonds.

The Company acquired $1,300,000 of the Bonds in the open market in a series of transactions in fiscal 2000. The Bonds were acquired with proceeds from the Company's October 1999 offering. At January 31, 2000, the Company recorded its $13,000,000 Bonds net of the $1,300,000.

On March 31, 2000, the Company paid $13,111,000 to redeem its 10.25% Bonds in full. The Bonds were redeemable by the Company at par at any time at or after March 31, 2000. The Bonds were redeemed at a redemption price of 100% of the principal amount and all accrued and unpaid interest as of such date, which totaled $111,000. In addition, the Company will incur a $254,000 one-time charge (net of tax) in the first quarter of fiscal 2001 to write-off the remaining unamortized Bond offering costs. In connection with the Bond redemption, the Company received $1,300,000 relating to its open market purchases of the Bonds.

The Company believes that its cash flows from operations and borrowings under its credit facility will be sufficient to fund the Company's operations, debt repayment and expansion through fiscal 2001. To fund the capital requirements for its anticipated expansion plans beyond fiscal 2001, the Company may be required to seek additional financing, which may take the form of expansion of its existing credit facility, or possibly additional debt or equity financings. The Company may also re-mortgage its Thornton facility. There can be no assurance that the Company will be able to obtain such funds on favorable terms, if at all.

SEASONALITY

The Company's business is affected by seasonal consumer buying patterns. As is the case with many other retailers, the Company's sales and profits have been greatest in the fourth quarter (which includes the holiday selling season). Due to the importance of the holiday shopping season, any factors negatively impacting the holiday selling season could have a material adverse impact on the Company's financial condition and results of operations. Operating results are dependent upon a number of factors, including discretionary consumer spending, which is affected by local, regional and national economic conditions affecting disposable consumer income, such as employment, business conditions, interest rates and taxation. The Company's quarterly results of operations may fluctuate significantly as a result of a number of factors, including:

- the timing of new or relocated and expanded store openings;

- expenses related to relocation and expansion;

- unexpected changes in volume-related rebates from manufacturers;

- the success of new stores; and

- the impact of new stores on existing stores

As the Company has opened additional stores or relocated and expanded stores within markets it already serves, sales at existing stores have been adversely affected. Such adverse effects may occur in the future. The Company's quarterly operating results also may be affected by increases in merchandise costs, price changes in response to competitive factors, new and increased competition and product availability.

IMPACT OF INFLATION

The Company believes, because of competition among manufacturers and the technological changes in the consumer electronics industry, inflation has not had a significant effect on results of operations during the last few years.

YEAR 2000 ISSUE

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company's expenses in fiscal 2000 in connection with remediating its systems were immaterial. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires a company to formally document, designate, and assess effectiveness of transactions that receive hedge accounting treatment. SFAS No. 133 is effective for the Company's fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect any changes or other financial reporting impacts to its consolidated financial statements as a result of the adoption of SFAS No. 133.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT

Statements that are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ from projected results. Factors that could cause actual results to differ materially from the Company's projections, forecasts, estimates and expectations include, but are not limited to, statements about business strategy, expansion strategy and competition, risks regarding increases in promotional activities of competitors, changes in consumer buying attitudes, the presence or absence of new products or product features in the Company's merchandise categories, changes in vendor support for advertising and promotional programs, changes in the Company's merchandise sales mix, general economic conditions, fluctuations in consumer demand, the results of financing efforts and other risk factors detailed in the Company's Securities and Exchange Commission filings.

                          CONSOLIDATED BALANCE SHEETS
                   (amounts in thousands, except share data)

                                                                  JANUARY 31,
                                                                  -----------
                                                                2000       1999
                                                              --------   --------
ASSETS:
Current assets:
  Cash and cash equivalents                                   $ 17,311   $  4,421
  Accounts receivable, net                                      20,420     17,814
  Merchandise inventories                                       51,269     46,908
  Investments available for sale                                12,003          -
  Deferred tax asset                                               658        400
  Prepaid expenses and other                                     1,673      1,087
                                                              --------   --------
Total current assets                                           103,334     70,630

Property and equipment, at cost:
  Furniture, fixtures & equipment                               30,453     25,704
  Leasehold improvements                                        25,728     21,920
  Autos and trucks                                                 432        454
  Land and buildings                                            17,748     17,748
  Construction-in-progress                                       2,870         18
                                                              --------   --------
                                                                77,231     65,844
  Less accumulated depreciation                                 24,970     19,208
                                                              --------   --------
                                                                52,261     46,636

Property under capital leases, including related parties,
 net                                                             1,473      1,729
Goodwill, net                                                    2,026      2,300
Other assets                                                       935      1,009
                                                              --------   --------

Total assets                                                  $160,029   $122,304
                                                              ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable                                            $ 27,626   $ 29,888
  Accrued liabilities                                           21,322     12,532
  Current portion of term loans                                    312        311
  Current portion of capital lease obligations, including
    related parties                                                 82        208
  Deferred revenue                                               3,066      2,486
                                                              --------   --------
Total current liabilities                                       52,408     45,425

  Revolving line of credit                                           -     13,188
  Term loans, less current portion                                  18        330
  Bonds payable                                                 11,700     13,000
  Capital lease obligations, including related parties, less
    current portion                                              1,760      1,841
  Deferred revenue, less current portion                         5,111      4,146
  Deferred tax liability                                           160        844
                                                              --------   --------

Total liabilities                                               18,749     33,349

Commitments

Stockholders' equity:
Preferred stock, par value $.01 per share
  Authorized shares - 10,000,000
  No shares issued and outstanding                                   -          -
Common stock, par value $.01 per share
  Authorized shares - 15,000,000
  Issued and outstanding shares, 10,705,318 and 8,160,796 at
    January 31, 2000 and 1999                                      107         81
Additional paid-in capital                                      70,801     33,912
Retained earnings                                               17,964      9,537
                                                              --------   --------
Total stockholders' equity                                      88,872     43,530
                                                              --------   --------

Total liabilities and stockholders' equity                    $160,029   $122,304
                                                              ========   ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       CONSOLIDATED STATEMENTS OF INCOME
                 (amounts in thousands, except per share data)

                                                                  YEAR ENDED JANUARY 31,
                                                                  ----------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Sales                                                         $384,983   $328,907   $298,231
Cost of goods sold                                             269,496    233,413    217,726
                                                              --------   --------   --------
Gross profit                                                   115,487     95,494     80,505
Selling, general and administrative expenses                    99,922     88,104     77,599
                                                              --------   --------   --------
Income from operations                                          15,565      7,390      2,906
Interest expense, net                                            2,087      3,957      3,985
                                                              --------   --------   --------
Income (loss) before taxes                                      13,478      3,433     (1,079)
Income tax expense (benefit)                                     5,051      1,273       (405)
                                                              --------   --------   --------
Net income (loss)                                             $  8,427   $  2,160   $   (674)
                                                              ========   ========   ========

Earnings (loss) per share - Basic                             $    .95   $    .27   $   (.09)
Earnings (loss) per share - Diluted                           $    .88   $    .26   $   (.09)
Weighted average shares outstanding - Basic                      8,858      8,150      7,626
Weighted average shares outstanding - Diluted                    9,553      8,317      7,626

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   (amounts in thousands, except share data)

                                                                  COMMON STOCK        ADDITIONAL
                                                              ---------------------    PAID-IN     RETAINED
                                                                SHARES      AMOUNT     CAPITAL     EARNINGS    TOTAL
                                                              ----------   --------   ----------   --------   --------
BALANCES, JANUARY 31, 1997                                     6,995,000     $ 70      $31,009     $ 8,051    $39,130
  Acquisition of Audio King, net of registration fees            986,432       10        2,562                  2,572
  Exercise of stock options                                      158,116        1          297                    298
  Net loss                                                                                            (674)      (674)
                                                              ----------     ----      -------     -------    -------

BALANCES, JANUARY 31, 1998                                     8,139,548       81       33,868       7,377     41,326
  Exercise of stock options                                       21,248                    44                     44
  Net income                                                                                         2,160      2,160
                                                              ----------     ----      -------     -------    -------

BALANCES, JANUARY 31, 1999                                     8,160,796       81       33,912       9,537     43,530
  Proceeds from issuance of common stock                       2,337,500       24       35,964                 35,988
  Exercise of stock options                                      207,022        2          925                    927
  Net income                                                                                         8,427      8,427
                                                              ----------     ----      -------     -------    -------
BALANCES, JANUARY 31, 2000                                    10,705,318     $107      $70,801     $17,964    $88,872
                                                              ==========     ====      =======     =======    =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (amounts in thousands)

                                                                   YEAR ENDED JANUARY 31,
                                                                   ----------------------
                                                                2000        1999        1998
                                                              ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                             $   8,427   $   2,160   $    (674)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

  Depreciation and amortization                                   6,835       6,390       5,550

  Deferred taxes                                                   (942)        999          12

  Changes in operating assets and liabilities:

    Accounts receivable                                          (2,606)      2,012      (4,705)

    Merchandise inventories                                      (4,361)     (3,000)      6,178

    Prepaid expenses and other current assets                      (586)        245        (328)

    Other assets                                                     74        (156)      1,104

    Accounts payable, accrued and other liabilities               8,073       9,264       2,185
                                                              ---------   ---------   ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES                        14,914      17,914       9,322

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment                             (11,930)     (1,564)     (6,159)

Purchases of investments available for sale                     (12,003)          -           -

Acquisition of Audio King, net of cash acquired                       -           -      (3,857)
                                                              ---------   ---------   ---------

NET CASH USED IN INVESTING ACTIVITIES                           (23,933)     (1,564)    (10,016)

CASH FLOWS FROM FINANCING ACTIVITIES:

Borrowings under long-term revolving credit agreement           239,365     303,744     321,689

Repayments under long-term revolving credit agreement          (252,553)   (317,120)   (319,532)

Proceeds from issuance of common stock                           35,988           -           -

Proceeds from exercise of stock options                             927          44         298

Repurchase of long-term bonds payable                            (1,300)          -           -

Principal payments on term loans and capital lease
  obligations                                                      (518)       (603)       (519)
                                                              ---------   ---------   ---------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES              21,909     (13,935)      1,936
                                                              ---------   ---------   ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                        12,890       2,415       1,242

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  4,421       2,006         764
                                                              ---------   ---------   ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                    $  17,311   $   4,421   $   2,006
                                                              =========   =========   =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Cash paid during the year for:

    Interest                                                  $   2,508   $   4,144   $   3,892

    Income taxes                                                  1,188           -           -

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

ULTIMATE ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BACKGROUND

Ultimate Electronics, Inc. is a leading specialty retailer of home entertainment and consumer electronics. As discussed further in Note 9, on June 27, 1997, the Company, through its subsidiary Ultimate AKquisition Corp., completed a merger, accounted for as a purchase, in which the Company acquired all of the outstanding shares of Audio King Corporation. Audio King, a consumer specialty electronics company, operated 11 retail stores: eight in Minnesota, two in Iowa and one in South Dakota. The Company currently operates thirty-one stores, including ten stores in Colorado under the trade name SoundTrack, thirteen stores in Idaho, Iowa, Nevada, New Mexico, Oklahoma, South Dakota and Utah under the trade name Ultimate Electronics and eight stores in Minnesota under the trade name Audio King.

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

INVESTMENTS - AVAILABLE FOR SALE

Investments available for sale consist of U.S. government treasury discount notes reported at fair value. The historical cost of the U.S. government treasury discount notes approximated fair value at January 31, 2000; therefore, no unrealized gains/losses were reported as a separate component of stockholders' equity. The U.S. government treasury discount notes matured on March 29, 2000. There were no realized gains/losses on sales of investments available for sale during the year ended January 31, 2000. Interest income from investments available for sale for the year ended January 31, 2000 totaled $116,000 and is included as component of net interest expense in the income statement.

INVENTORIES

The Company states merchandise inventories at the lower of cost (weighted average cost) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

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

ACCRUED LIABILITIES (in thousands)

Accrued liabilities are comprised of the following:

                                        JANUARY 31,
                                    -------------------
                                      2000       1999
                                    --------   --------
Compensation                        $ 7,051    $ 4,643
Sales taxes                           1,870      1,694
Customer deposits                     4,127      2,564
Income taxes                          4,808      1,507
Other                                 3,466      2,124
                                    -------    -------
Total                               $21,322    $12,532
                                    =======    =======

REVENUE RECOGNITION

Revenue is recognized at the time the customer takes possession of the merchandise or such merchandise is delivered to the customer. Net sales, which includes net warranty revenue, consists of gross sales less discounts, price guarantees, returns and allowances. The Company grants credit to customers through independent, third-party finance companies, which companies assume the credit risk for the collection of the related accounts receivable. When free interest promotions are offered by the Company, a fee is normally paid by the Company at the time of the transaction. This fee ranges between 1% and 7% of the amount financed by the customer.

ADVERTISING COSTS AND COOPERATIVE REVENUE

In accordance with AICPA Statement of Position 93-7, "Reporting on Advertising Costs," all advertising costs are deferred until the first time the advertising takes place. In addition, the Company accrues rebates based upon varying percentages of inventory purchases and records such amounts as a reduction of advertising expense. The Company also deducts amounts for cooperative advertising directly from payment to manufacturers for inventory purchases based on individual agreements with the Company's manufacturers. Net advertising expense charged to operations was $4,778,000, $6,021,000 and $5,476,000 for the years ended January 31, 2000, 1999 and 1998, respectively.

BARTER/EXCHANGE TRANSACTION

The Company entered into barter/exchange agreements with an unrelated party in November 1998 and April 1999, whereby the Company agreed to transfer inventory with a net carrying value of $729,000 and $950,000, respectively, in exchange for $500,000 and $550,000, respectively, of advertising credits. The Company accounted for the transactions in accordance with EITF Issue No. 99-17, "Accounting for Advertising Barter Transactions." The Company has $805,000 and $500,000 in prepaid advertising credits recorded as current assets at January 31, 2000 and 1999, respectively.

EARNINGS PER SHARE OF COMMON STOCK

The Company reports its earnings per share amounts in accordance with Statement No. 128, Earnings per Share (SFAS 128). Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share includes the dilutive effects of such equity instruments. The calculation of weighted average shares outstanding - diluted for the fiscal years ending January 31, 2000 and 1999 include 695,396 and 167,692 outstanding shares to give effect to the potential exercise of options under the Company's stock option plans, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, including cash, investments, accounts receivable, note payable and other long-term debt, have fair values which approximate their recorded values as the financial instruments are either short term in nature or carry interest rates which approximate market rates except bonds payable, which were trading at 99% of face value at January 31, 2000.

COMPREHENSIVE INCOME

During 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company does not have any components of comprehensive income as of January 31, 2000.

SEGMENT REPORTING

During 1997, the FASB issued Statement No. 131, "Disclosures about Segment Reporting of an Enterprise and Related Information," which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas and major customers. The Company conducts business in one operating segment and determines its operating segment based on the individual operations that the chief operating decision maker reviews for purposes of assessing performance and making operating decisions. These individual operations have been aggregated into one segment because the Company believes doing so helps users understand the Company's performance and assess its prospects. The combined operations have similar economic characteristics and each operation has similar products, services, customers and distribution methods.

NEW ACCOUNTING STANDARDS
DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ("SFAS No. 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in income unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires a company to formally document, designate, and assess effectiveness of transactions that receive hedge accounting treatment. SFAS No. 133 is effective for the Company's fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect any changes or other financial reporting impacts in its consolidated financial statements as a result of the adoption of SFAS No. 133.

2. CHANGE IN ACCOUNTING FOR EXTENDED WARRANTY CONTRACTS

The Company sells extended warranty contracts (obligor contracts) on behalf of a fully insured unrelated third party. The contracts extend beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between 12 and 60 months. The extended warranty contracts are administered by another third party (the Administrator) and generally all performance obligations and risk of loss with respect to such contracts are economically transferred to Administrator and other parties at the time the contracts are sold.

Effective as of the beginning of its fiscal quarter ending January 31, 2000, the Company changed its accounting with respect to the recognition of revenues from the sale of obligor contracts as a result of a November 1999 clarification made by the Securities and Exchange Commission related to the interpretation of FASB Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts." The Company now recognizes revenues, net of direct selling expenses, over the term of the obligor contract. Previously, the Company recognized all extended warranty contract revenues on a gross basis at the time of sale. The Company has given retroactive effect to this change by restatement of its previously published financial statements beginning with fiscal 1996. The impact of the restatement on the consolidated income statements for the fiscal years ended January 31, 1999 and 1998, respectively, is as follows (in thousands, except per share amounts):

                                     FISCAL YEAR ENDED
                       ---------------------------------------------
                         JANUARY 31, 1999        JANUARY 31, 1998
                       ---------------------   ---------------------
                           AS                      AS
                       PREVIOUSLY      AS      PREVIOUSLY      AS
                        REPORTED    RESTATED    REPORTED    RESTATED
                       ----------   --------   ----------   --------
Sales                   $337,454    $328,907    $306,306    $298,231
Cost of goods sold       239,854     233,413     223,464     217,726
Selling, general and
  administrative
  expenses                89,010      88,104      78,621      77,599
Income tax expense
  (benefit)                1,723       1,273          88        (405)
Net income (loss)          2,910       2,160         148        (674)
Earnings (loss) per
  share - Basic             0.36        0.27        0.02       (0.09)
Earnings (loss) per
  share - Diluted           0.35        0.26        0.02       (0.09)

In addition, the impact of the restatement also resulted in changes to the consolidated balance sheet as of January 31, 1999, the consolidated statements of stockholders' equity as of January 31, 1999, 1998 and 1997, the consolidated statements of cash flows for the fiscal years ended January 31, 1999, 1998 and 1997, and certain footnotes to the consolidated financial statements.

Effective February 1, 2000, the Company restructured its extended warranty master contract with the Administrator such that the extended warranty contracts sold after February 1, 2000 will generally qualify as non-obligor contracts. The Company will recognize revenues from the sale of non-obligor contracts, net of direct selling expenses, at the time of sale to the customer.

3. PUBLIC STOCK OFFERINGS
On October 15, 1993, the Company completed an initial public offering for the sale of 2,300,000 shares of common stock (including underwriters overallotment of 300,000 shares) at the offering price of $8.50 per share. The Company received proceeds from the offering of $17.8 million, net of all offering costs.

On November 1, 1995, the Company completed a second public offering for the sale of 1,495,000 shares of common stock (including underwriters overallotment of 195,000 shares) at the offering price of $9.00 per share. The Company received proceeds from the offering of $12.5 million, net of all offering costs.

On October 22, 1999, the Company completed a public offering for the sale of 2,000,000 shares of its common stock at the offering price of $16.50 per share. The Company received proceeds of $30.7 million, net of all offering costs. On November 9, 1999, the underwriters exercised their overallotment option related to this offering. As a result, the Company issued an additional 337,500 shares of its common stock at a price of $16.50 per share. The Company received proceeds from the sale of these shares of $5.3 million, net of all offering costs. The shares issued on exercise of the overallotment option brought the total shares issued in the offering to 2,337,500 and the total proceeds received by the Company to $36.0 million, net of all offering costs.

4. REVOLVING LINE OF CREDIT AGREEMENT AND TERM LOANS

On September 30, 1998, the Company executed a three year $40 million credit agreement, as amended, with Foothill Capital Corporation, a wholly owned subsidiary of Norwest Bank. Borrowings under this revolving line of credit are limited to the lesser of $40 million or 80% of eligible inventory and a portion of accounts receivable. As of January 31, 2000, the entire facility was available to the Company and no amounts were outstanding. Borrowings bear interest, payable monthly, based on a blend of LIBOR plus 2% and Norwest Bank's prime rate minus 0.375%. Inventories, accounts receivable, equipment and intangibles secure the borrowings. The facility includes negative covenants that limit the Company's ability to, without the bank's prior approval, and subject to various exceptions, incur indebtedness, create liens, enter into mergers and consolidations, pay dividends, repurchase the Company's capital stock, issue guarantees, sell assets or engage in transactions with affiliates. The facility also contains covenants requiring the Company to maintain specified levels of gross margins, inventory, tangible net worth and capital expenditures. The Company was in compliance with all borrowing covenants for all periods of fiscal year 2000. On October 22, 1999, the Company used a portion of the proceeds from the 1999 Offering to pay off all amounts then outstanding under this credit agreement, which amounts may be reborrowed to finance the Company's growth.

The Company has four Commercial Promissory Notes and Security Agreements with Colorado National Leasing, Inc. Borrowings under the loans totaled $330,000 at January 31, 2000, and $642,000 at January 31, 1999. Each loan is secured by warehouse equipment and office furniture, and interest rates on the loans range from 8.52% to 8.57%. As of January 31, 2000, the aggregate maturities of the term loans are as follows:

 FISCAL YEAR ENDED JANUARY 31,
--------------------------------
2001                   $312,000
2002                     18,000
                       --------
                       $330,000
                       ========

5. BONDS PAYABLE

On March 23, 1995, the Company completed the sale of $13,000,000 aggregate principal amount of bonds payable (the "Bonds"). Interest on the Bonds accrues at the rate of 10.25% per year until maturity or earlier redemption and is payable on the last day of each month. The Bonds are redeemable by the Company at any time at or after March 31, 2000. The Bonds are full recourse obligations of the Company and are secured by, among other things, a first priority lien on the Company's real property, including all facilities and fixtures thereon, located at the Thornton Facility. The purchase, construction and development of the property was financed in part by the net proceeds of the Bonds.

The Company acquired $1,300,000 of the Bonds in the open market in a series of transactions in fiscal 2000. The Bonds were acquired with proceeds from the Company's October 1999 offering. At January 31, 2000, the Company recorded its $13,000,000 Bonds net of the $1,300,000.

On March 31, 2000, the Company paid $13,111,000 to redeem its 10.25% Bonds in full. The Bonds were redeemable by the Company at par at any time at or after March 31, 2000. The Bonds were redeemed at a redemption price of 100% of the principal amount and all accrued and unpaid interest as of such date, which totaled $111,000. In addition, the Company will incur a $254,000 one-time charge (net of tax) in the fiscal quarter of fiscal 2001 to write-off the remaining unamortized Bond offering costs. In connection with the Bond redemption, the Company received $1,300,000 relating to its open market purchases of the Bonds.

6. STOCK OPTION AND STOCKHOLDER RIGHTS PLANS

STOCK OPTION PLAN
Under the terms of the Company's original stock option plan (the "Plan"), the Company granted to officers, employees and consultants awards of options to purchase shares of common stock and other types of awards. The Plan authorized the issuance of 900,000 shares of common stock. Under the terms of the non-employee directors' stock option plan (the "Directors' Plan"), the Company granted awards of stock options to non-employee directors. The Directors' Plan authorized the issuance of 20,000 shares of common stock.

In June 1997, at the Company's annual meeting, the Company's shareholders approved a new stock option plan known as the Equity Incentive Plan (the "1997 Plan"). The 1997 Plan replaced both the Plan and the Directors' Plan. Grants issued under the Plan and the Directors' Plan continue to be exercisable according to their original terms but no additional grants can be made under those plans. The 1997 Plan authorized the issuance of 750,000 shares to be awarded to employees, non-employee directors and/or outside consultants. Each non-employee director receives options to purchase 4,000 shares of common stock effective February 1 of each year, which options are exercisable one year from the date of grant. The Board of Directors continues to determine the persons to whom employee awards are granted, the types of awards granted, the number of shares granted, the vesting schedule and the term of any option (which cannot exceed ten years). The exercise price for incentive stock options for employees and non-qualified options for outside directors is the market value of the underlying common stock at the date of grant. Options issued to the Chairman of the Board are at an exercise price of 110% of market value of the underlying common stock at the date of grant. During fiscal 2000, 104,000 options were granted under the 1997 Plan. The options were granted at prices from $9.625 to $19.3125. The options available for grant at January 31, 2000 include only the options available under the 1997 Plan.

Changes in the options outstanding (and option exercise prices for such options) are as follows:

                               YEAR ENDED JANUARY 31,
                           ------------------------------
                             2000       1999       1998
                           --------   --------   --------
Options outstanding at
  Beginning of year        948,517    833,984    420,850
Granted ($1.07 to
  $19.3125)                104,000    139,700    572,450
Canceled ($1.07 to
  $12.875)                   7,700      3,919      1,200
Exercised ($1.07 to
  $5.50)                   207,020     21,248    158,116
                           -------    -------    -------
Options outstanding at
  end of year              837,797    948,517    833,984
                           =======    =======    =======
Options exercisable at
  end of year              399,307    390,384    237,370
                           =======    =======    =======
Options available for
  grant at end of year      32,250    127,850    267,550
                           =======    =======    =======

The weighted average exercise price of options outstanding at January 31, 2000, 1999 and 1998 was $5.09, $3.48, and $3.09, respectively. The weighted average contractual life of the options outstanding at January 31, 2000, 1999 and 1998 was 7.0, 7.2 and 6.5 years, respectively.

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

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to January 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant or the date of repricing using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 5.25% to 6.13%; a dividend yield of 0%; volatility factors of the market price of the Company's common stock for fiscal years 2000, 1999 and 1998, respectively, of .804, .842 and
 .609, and a weighted average expected life of the options of five years. The weighted average fair value of stock options granted during January 31, 2000, 1999 and 1998 was $8.48, $3.47 and $1.85, respectively.

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

The Company's pro forma information follows:

                              YEAR ENDED JANUARY 31,
                       -------------------------------------
                          2000         1999         1998
                       ----------   ----------   -----------
Pro forma net income
  (loss)               $7,932,000   $1,438,000   $(1,067,000)
Pro forma earnings
  (loss) per share -
  Basic                $     0.90   $     0.18   $     (0.14)
  Diluted              $     0.83   $     0.17   $     (0.14)

Because the Statement No. 123 method of accounting has not been applied to options granted prior to February 1, 1995, the resulting pro forma net income
(loss) may not be representative of that to be expected in future years.

STOCKHOLDER RIGHTS PLAN

On January 31, 1995 the Company declared to stockholders of record at the close of business on February 10, 1995 a dividend of one right to purchase preferred stock (a "Right") for each outstanding share of common stock. Each share of subsequently issued common stock also incorporates one Right. The Rights will expire on February 10, 2005. Each Right entitles stockholders, in certain circumstances, to buy one-hundredth of a newly issued share of Series A Junior Participating Preferred Stock (the "Junior Preferred Stock") of the Company at the initial purchase price of $75.00 per share.

The Rights are exercisable and transferable apart from the common stock only if a person or group (other than certain exempt persons) acquires beneficial ownership of 15% or more of the common stock, or commences a tender or exchange offer upon consummation of which such person of group would beneficially own 15% or more of the common stock.

The Company is generally entitled to redeem the Rights at $.001 per Right at any time until a person or group (other than certain exempt persons) has become the beneficial owner of 15% or more of the common stock. Under the Rights "flip-in" feature, if any such person or group becomes the beneficial owner of 15% or more of the common stock, then each Right not owned by such person or group of certain related parties will entitle its holder to purchase, at the Right's then current purchase price, shares of common stock (or in certain circumstances as determined by the Company's Board, cash, other property or other securities) having a value of twice the Right's purchase price.

Under the Rights "flip-over" provision, if, after any person or group (other than certain exempt persons) becomes the beneficial owner of 15% or more of the common stock, the Company is involved in a merger or other business combination transaction with another person, or sells 25% or more of its assets or earning power in one or more transactions, each Right will entitle its holder to purchase, at the Right's then current purchase price, shares of common stock of such other person having a value of twice the Right's purchase price.

The Junior Preferred Stock will not be redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to all other series of the Company's preferred stock. Each share of Junior Preferred Stock will represent the right to receive, when and if declared, a quarterly dividend at an annual rate equal to the greater of $1.00 per share or 100 times the quarterly per share cash dividends declared on the common stock during the immediately preceding fiscal year. In addition, each share of Junior Preferred Stock will represent the right to receive 100 times any non-cash dividends (other than dividends payable in common stock) declared on the common stock, in like kind. In the event of the liquidation, dissolution, or winding up of the Company, each share of Junior Preferred Stock will represent the right to receive a liquidation payment in an amount equal to the greater of $1.00 per share or 100 times the liquidation payment made per share of common stock. Each share of Junior Preferred Stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation, or other transaction in which common shares are exchanged, each share of Junior Preferred Stock will represent the right to receive 100 times the amount received per share of common stock. The rights of the Junior Preferred Stock as to dividends, liquidation, voting rights and merger participation are protected by anti-dilution provisions.

7. PROVISION (BENEFIT) FOR INCOME TAXES (IN THOUSANDS)

Under the liability method of accounting for income taxes as prescribed by FASB Statement No. 109, "Accounting for Income Taxes," deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the provision (benefit) for income taxes as of January 31, 2000, 1999 and 1998 are as follows:

                              CURRENT    DEFERRED     TOTAL
                              --------   ---------   --------
JANUARY 31, 2000
Federal                        $5,492      $(855)     $4,637
State                             501        (87)        414
                               ------      -----      ------
Total                          $5,993      $(942)     $5,051
                               ======      =====      ======
JANUARY 31, 1999
Federal                        $  236      $ 878      $1,114
State                              38        121         159
                               ------      -----      ------
Total                          $  274      $ 999      $1,273
                               ======      =====      ======

JANUARY 31, 1998
Federal                        $ (366)     $  11      $ (355)
State                             (51)         1         (50)
                               ------      -----      ------
Total                          $ (417)     $  12      $ (405)
                               ======      =====      ======

The following is a reconciliation of the provision (benefit) for income taxes to the federal statutory rate for the years ended January 31, 2000, 1999 and 1998:

                                        YEAR ENDED JANUARY 31,
                                        ----------------------
                                   2000          1999          1998
                                 --------      --------      --------
Income taxes at the
 federal statutory rate           $4,583        $1,167        $ (367)
State income taxes,
 net of federal benefit              468           106           (36)
Other                                  -             -            (2)
                                  ------        ------        ------
Provision (benefit) for income
 taxes                            $5,051        $1,273        $ (405)
                                  ======        ======        ======

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at January 31, 2000 and 1999 are as follows:

                                                JANUARY 31,
                                                -----------
                                              2000       1999
                                            --------   --------
Deferred tax assets:
  Deferred warranties                        $3,027     $2,460
  Inventories                                 2,126        430
  Accrued liabilities                           582        440
  Valuation reserves                            506        670
  Uniform capitalization                        295        300
  Capital leases                                137        116
                                             ------     ------
                                              6,673      4,416

Deferred tax liabilities:
  Inventories                                (3,986)    (2,360)
  Depreciation and amortization              (2,189)    (2,500)
                                             ------     ------
                                             (6,175)    (4,860)
                                             ------     ------
Net deferred tax asset (liability)           $  498     $ (444)
                                             ======     ======

8. LEASES

OPERATING LEASES

The Company leases retail stores under agreements which expire at various dates through 2017. Several leases contain escalation clauses and/or options to renew at negotiated or specified minimum lease payments for periods ranging from one to 30 years beyond the initial noncancelable lease terms. Total rent expense charged to operations was $7,521,000, $7,226,000 and $6,132,000 for the years ended January 31, 2000, 1999 and 1998, respectively.

CAPITAL LEASES, INCLUDING RELATED PARTY LEASES
(IN THOUSANDS)

The following property is held under capital leases:

                                                JANUARY 31,
                                                -----------
                                              2000       1999
                                            --------   --------
Buildings and improvements                   $2,877     $2,877
Computer equipment                              711        711
                                             ------     ------
                                              3,588      3,588
Less accumulated depreciation                 2,115      1,859
                                             ------     ------
                                             $1,473     $1,729
                                             ======     ======

The Company leases two retail stores with two principal stockholders of the Company. The lease agreements for the two retail stores provided for annual rent increases over the initial noncancelable lease terms. One of these stores, whose lease term expired in fiscal 2000, has been renewed for two years. Total rental payments to related parties under the leases were $265,000, $261,000 and $257,000 for the years ended January 31, 2000, 1999 and 1998, respectively.

The aggregate minimum annual rental commitments as of January 31, 2000 are as follows (in thousands):

                                     OPERATING    CAPITAL
                                       LEASES      LEASES
FISCAL YEAR ENDED JANUARY 31,        ----------   --------
            2001                      $  9,204    $    333
            2002                         9,696         347
            2003                         9,409         352
            2004                         9,498         356
            2005                         9,290         361
            2006 - 2017                 83,050       2,262
                                      --------    --------
Total minimum lease payments          $130,147       4,011
                                      ========
Less amount representing interest                    2,169
Present value of net minimum lease
  payments                                           1,842
Less portion due within one year                        82
                                                  --------
Long term capital lease obligations               $  1,760
                                                  ========

9. CONSTRUCTION AND PURCHASE COMMITMENTS

The Company had purchase commitments and construction commitments of $1.7 million and $1.5 million, respectively, as of January 31, 2000 relating to new store locations.

10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Savings Plan for the benefit of substantially all employees. The 401(k) Plan provides for both employee and employer contributions. The Company matches 25% of the employee's contribution limited to 1.5% of the employee's annual compensation subject to limitations set annually by the Internal Revenue Service. The Company's contributions were $275,000, $274,000 and $268,000 for the years ended January 31, 2000, 1999 and 1998, respectively.

11. MERGER

On June 27, 1997, the Company completed a merger in which the Company acquired all of the outstanding shares of Audio King Corporation. Audio King, a consumer specialty electronics company, operated 11 retail stores: eight in Minnesota, two in Iowa and one in South Dakota. The purchase price consisted of $2.5 million in cash, 986,432 shares of Ultimate Electronics' common stock valued at $2.6 million, assumed debt of $7.2 million, and other expenses and severance costs of $1.4 million. The transaction was accounted for as a purchase, whereby the purchase price has been allocated to the acquired assets and liabilities based on estimated fair value at the acquisition date. The transaction resulted in the Company recording goodwill in the amount of $2.7 million, which is being amortized over a 10 year life. Amortization expense for fiscal years 2000, 1999 and 1998 was $276,000, $268,000 and $142,000,
respectively. Total accumulated amortization was $686,000 at January 31, 2000.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                THREE MONTHS ENDED
                                                              -------------------------------------------------------
                                                              APRIL 30,    JULY 31,     OCTOBER 31,      JANUARY 31,
                                                              ----------   ---------   --------------   -------------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL 2000
Sales                                                          $ 78,398    $ 83,965       $ 91,899        $130,721
Gross profit                                                     23,186      25,960         27,895          38,446
Income from operations                                            1,199       2,499          3,451           8,416
Net income                                                          320       1,134          1,802           5,171
Earnings per share - Basic                                          .04         .14            .21             .49
Earnings per share - Diluted                                        .04         .13            .20             .46

FISCAL 1999
Sales                                                          $ 69,155    $ 69,605       $ 77,526        $112,621
Gross profit                                                     17,899      21,647         24,001          31,947
Income (loss) from operations                                    (2,649)      1,075          2,720           6,244
Net income (loss)                                                (2,343)        (38)         1,105           3,436
Earnings (loss) per share - Basic                                  (.29)       (.00)           .14             .42
Earnings (loss) per share - Diluted                                (.29)       (.00)           .14             .40

13. SUBSEQUENT EVENTS (UNAUDITED)

Subsequent to January 31, 2000, the Company entered into several lease agreements for retail store locations with aggregate minimum rental commitments of $28.2 million covering the periods of fiscal 2001 to fiscal 2015. The Company expects to classify each of these lease agreements as operating leases.

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

The Company assessed its internal control system as of January 31, 2000 in relation to criteria for effective internal control over the preparation of its published annual and interim financial statements described in "Internal Control
- Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company believes that, as of January 31, 2000, its system of internal control over the preparation of its published annual and interim financial statements met those criteria.

/s/ J. Edward McEntire
J. Edward McEntire
Chief Executive Officer

/s/ Alan E. Kessock
Alan E. Kessock
Senior Vice President - Finance and Administration, Chief Financial Officer and Corporate Secretary
March 8, 2000

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of Ultimate Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Ultimate Electronics, Inc. and subsidiary ("the Company") as of January 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultimate Electronics, Inc. at January 31, 2000 and 1999, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended January 31, 2000 in conformity with accounting principles generally accepted in the United States.

The consolidated financial statements for each of the two years in the period ended January 31, 1999 have been restated as described in Note 2.

/s/ Ernst & Young LLP

Denver, Colorado
March 8, 2000,
except Note 5, as to which
the date is March 31, 2000

  STORE LOCATIONS

COLORADO
Arvada                            Davenport *                           NEVADA
6490 Wadsworth Blvd.              3800 E. 53rd Ave.                     Las Vegas
303-425-6700                      319-359-4100                          741 S. Rainbow Blvd.
                                                                        702-258-8800

Boulder                           Des Moines *                          Las Vegas *
1955 28th Street                  4100 Merle Hay Rd.                    2555 E. Tropicana Ave.
303-442-3600                      515-253-9200                          702-456-8800

Colorado Springs *                MINNESOTA                             NEW MEXICO
1230 North Academy                Brooklyn Center                       Albuquerque *
719-591-1400                      5939 John Martin Drive                3821 Menaul Blvd. NE
                                  612-566-2360                          505-884-3005

Denver                            Burnsville                            OKLAHOMA
1370 S. Colorado Blvd.            14232 Burnhaven Drive                 Tulsa *
303-759-5401                      612-435-8933                          10021 East 71st Street S.
                                                                        918-250-3664

Englewood                         Edina                                 SOUTH DAKOTA
9657 E. County Line Rd            7435 France Ave South                 Sioux Falls *
303-754-0450                      612-830-0010                          3800 S. Louise Ave.
                                                                        605-361-0321

Fort Collins                      Maplewood                             UTAH
4606 S. Mason Street              1868 Beam Ave                         Layton
970-223-3666                      651-770-0108                          879 West Hillfield Rd.
                                                                        801-543-3313

Highlands Ranch                   AS OF JUNE 2, 2000 THE MAPLEWOOD      Murray
8262 S. University Ave.           STORE WILL RELOCATE TO:               6284 South State Street
303-779-5003                      8401 TAMARACK RD.                     801-281-4259
                                  WOODBURY, MN

Lakewood                          Minnetonka                            Orem
14391 W. Colfax Ave.              12350 Wayzata Blvd.                   1375 South State Street
303-277-9299                      612-546-4040                          801-225-2211

Littleton                         Rochester                             Salt Lake City
8196 W. Bowles Ave.               103 Apache Mall                       1130 E. Brickyard Rd.
303-979-8900                      507-288-1563                          801-466-7766

Thornton *                        Roseville                             UTAH REPAIR CENTER *
321 W. 84th Ave.                  1723 West County Rd. B-2              45 West Senior Way
303-657-5880                      651-636-3686                          South Salt Lake City
                                                                        801-463-1011

IDAHO                             St. Cloud
Boise *                           2716 Division Street
1085 N. Milwaukee Ave.            320-253-5099
208-377-2780

IOWA                              FAST TRAK SERVICE *
Cedar Rapids *                    3501 South Highway 100
4701 First Ave. SE                St. Louis Park
319-393-7900                      612-920-2900


                       * Locations with repair services.
            Ultimate Electronics-Registered Trademark-, SoundTrack-SM-,
       Audio King-Registered Trademark-, Fast Trak-Registered Trademark- and
              Simple Solution-TM- are service marks of the Company.

STOCKHOLDER INFORMATION

STOCK LISTING
   The common stock of Ultimate Electronics, Inc. is listed on The Nasdaq Stock Market under the symbol ULTE.

PRICE PER SHARE INFORMATION
   The high and low closing prices for the past two years were as follows.


                                     HIGH             LOW
Quarter ended April 30, 1998         4 1/4           2 7/8
Quarter ended July 31, 1998          4 3/8           2 13/16
Quarter ended October 31, 1998       4 1/4           2 1/4
Quarter ended January 31, 1999       9 3/8           2 7/16

Quarter ended April 30, 1999         14              8 3/16
Quarter ended July 31, 1999          20 1/8          12 15/16
Quarter ended October 31, 1999       21 3/4          14
Quarter ended January 31, 2000       26 1/4          16 1/2

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

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.
161 North Concord Exchange
South St. Paul, Minnesota 55075
800-468-9716

AUDITORS
Ernst & Young LLP
370 17th Street, Suite 4300
Denver, Colorado 80202

GENERAL COUNSEL
Davis, Graham & Stubbs LLP
370 17th Street, Suite 4700
Denver, Colorado 80202

ANNUAL MEETING
The annual meeting of Stockholders is scheduled for June 22, 2000 at 8:30 a.m. at the Company's corporate office, 321 West 84th Ave., Suite A, Thornton, Colorado 80260.

FORM 10-K
Copies of the Company's Annual Report on Form 10-K for the year ended January 31, 2000 may be obtained free of charge by writing to Ultimate Electronics, Inc., Stockholders Relations, 321 West 84th Avenue, Suite A, Thornton, Colorado 80260, 303-412-2500.

OFFICERS
   William J. Pearse
   CHAIRMAN OF THE BOARD

   J. Edward McEntire
   CHIEF EXECUTIVE OFFICER

   David J. Workman
   PRESIDENT AND
   CHIEF OPERATING OFFICER

   Neal A. Bobrick
   SENIOR VICE PRESIDENT *
   SALES AND STORE OPERATIONS

   Alan E. Kessock
   SENIOR VICE PRESIDENT -
   FINANCE AND ADMINISTRATION
   AND CHIEF FINANCIAL OFFICER


DIRECTORS
   William J. Pearse
   DIRECTOR AND CHAIRMAN
   OF THE BOARD OF THE COMPANY

   J. Edward McEntire
   DIRECTOR AND CHIEF EXECUTIVE
   OFFICER OF THE COMPANY

   David J. Workman
   DIRECTOR, PRESIDENT AND
   CHIEF OPERATING OFFICER
   OF THE COMPANY

   Alan E. Kessock
   DIRECTOR, SENIOR VICE PRESIDENT -
   FINANCE AND ADMINISTRATION
   AND CHIEF FINANCIAL OFFICER
   OF THE COMPANY

   Robert W. Beale
   DIRECTOR OF THE COMPANY
   CHIEF EXECUTIVE OFFICER OF
   BEALE INTERNATIONAL, A
   MANAGEMENT CONSULTING FIRM

   Randall F. Bellows
   DIRECTOR OF THE COMPANY
   CO-FOUNDER OF COBE LABORATORIES,
   NOW RETIRED


             VISIT OUR WEB-SITE AT www.ultimateelectronics.com